WEDNESDAY
APRIL 24
2019



WHERE**FLIGHT**BEGINS™

NOTICE OF 2019 ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT



DEAR FELLOW STOCKHOLDERS



Thomas C. Gentile III
PRESIDENT AND
CHIEF EXECUTIVE OFFICER



Robert D. Johnson
CHAIRMAN

March 11, 2019

On behalf of the Board of Directors, we are delighted to invite you to attend the 2019 Annual Meeting of Stockholders (the "Annual Meeting") of Spirit AeroSystems Holdings, Inc. (the "Company" or "Spirit"). Details of the business to be conducted at the Annual Meeting are included in the attached Notice of Annual Meeting of Stockholders and accompanying Proxy Statement.

While 2018 was a challenging year for Spirit, it was also a time of great learning and adaptation that has prepared us well for success in 2019 and beyond. The majority of issues impacted the Boeing 737 program, driven by rate increases, supplier limitations, and a learning curve transitioning to the 737 MAX. Likewise, on the A350 XWB program, we experienced weather delays and technology complications at our plant in Kinston, N.C. However, thanks to tremendous efforts on all programs by our employees and suppliers, we ended the year back on our master delivery schedule and met our financial targets.

Highlights of 2018 include:

- Reported revenue of $7.222 billion, up 3% from 2017
- Delivered on our 2018 capital deployment plan, returning significant value to investors through share repurchases and dividends (including a 20% increase in the quarterly cash dividend amount)
- Received multiple innovation and supplier awards from our customers
- Pursued commercial, defense, and fabrication growth opportunities
- Increased research and development efforts and our use of digital technologies
- Signed a new long-term contract with Boeing covering pricing on a range of programs into the next decade
- Engaged with our stockholders and other constituents on various items including strategy, capital deployment, corporate governance, and operational performance

In 2019, we will be challenged to continue to meet rate increases and deliver on time and with high quality on all our programs, all while being relentless in safety and cost control. Yet, we remain confident in our ability to have a successful year.

We thank you for your continued support of Spirit and look forward to seeing you at the Annual Meeting.



Notice of
2019 Annual Meeting of Stockholders

3801 S. Oliver St.
Wichita, KS 67210-2112

March 11, 2019

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE STOCKHOLDER MEETING TO BE HELD ON APRIL 24, 2019

The Proxy Statement and Annual Report are available at http://www.proxyvote.com

The 2019 Annual Meeting of Stockholders (the "Annual Meeting") of Spirit AeroSystems Holdings, Inc. ("Spirit" or the "Company") will be held:

WEDNESDAY, APRIL 24, 2019

11:00 a.m. Eastern Time
Fairmont Hotel, Dumbarton Room
2401 M St. NW
Washington, DC 20037

Items of business include:

1. Election of nine nominees as directors;
2. Advisory vote to approve the compensation of the Company's named executive officers;
3. Ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for 2019;
4. The stockholder proposal regarding enhancing proxy access described in this Proxy Statement, if properly presented at the meeting; and
5. The transaction of any other business that properly comes before the meeting.

Stockholders of record of our Class A Common Stock (the "Common Stock") as of February 25, 2019, are entitled to receive notice of, and may vote at, the Annual Meeting. We are furnishing proxy materials to our stockholders primarily over the internet rather than mailing paper copies. On March 11, 2019, we commenced distributing to our stockholders a Notice Regarding the Availability of Proxy Materials (the "Notice") or a paper copy of the proxy materials and our Annual Report, along with a proxy card or voting information form. The Notice contains instructions on how to access and review the proxy materials, including this Proxy Statement and our Annual Report, on the internet and instructions on how to vote. Stockholders may vote in person at the Annual Meeting or by internet pursuant to the instructions set forth in the Proxy Statement. In addition, if you received a paper copy of the proxy materials, you may vote by completing and returning a proxy card or voting information form, as applicable, pursuant to the instructions set forth in the Proxy Statement.

Whether or not you plan to attend the Annual Meeting, we hope you will vote as soon as possible.

By order of the Board of Directors.
Sincerely,

Stacy Cozad

Stacy Cozad
Senior Vice President, General Counsel, Chief Compliance Officer, and Corporate Secretary

Table of Contents

PROXY STATEMENT SUMMARY

This summary highlights certain information contained elsewhere in the accompanying Proxy Statement. This summary does not contain all the information you should consider before voting your shares. For more complete information regarding the proposals to be voted upon at the Annual Meeting and our 2018 performance, please review the entire Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

We use the terms "Spirit," the "Company," "we," "us," and "our" in this Proxy Statement to refer to Spirit AeroSystems Holdings, Inc. and its consolidated subsidiaries.

Matters to Be Voted On at the Annual Meeting

1	Election of directors	Board Recommends **FOR** Each Nominee ✓
2	Advisory vote to approve compensation of named executive officers	Board Recommends **FOR** ✓
3	Ratify selection of Ernst & Young LLP as the Company's independent registered public accounting firm for 2019	Board Recommends **FOR** ✓
4	Stockholder proposal: enhance shareholder proxy access	Board Recommends **AGAINST** ✗

Casting Your Vote

Stockholders of record of our Common Stock as of February 25, 2019, may vote their shares using any of the following methods:

BY INTERNET VIA COMPUTER	**BY INTERNET VIA TABLET OR SMARTPHONE**	**BY MAIL**	**IN PERSON**
Visit www.proxyvote.com		If you received a paper copy of the materials, complete and return the enclosed proxy card or voting instruction form	Vote in person at the Annual Meeting; see "General Information — How Do I Attend the Annual Meeting"

About Spirit

Quick Spirit Facts

HEADQUARTERS	Wichita, Kansas
PRODUCTS	Fuselages, wing structures, and propulsion systems for commercial and defense aircraft
WORLDWIDE EMPLOYEES	Approximately 17,500
LOCATIONS	Kansas, Oklahoma, North Carolina, Scotland, France, Malaysia
MAJOR CUSTOMERS	Airbus, Boeing, Bell Helicopter, Lockheed Martin (Sikorsky), Mitsubishi Aircraft Corporation, Northrop Grumman, Rolls-Royce

Business Overview

Spirit is a leading tier-one global aerostructures provider. We manufacture large aerostructures, including fuselages, wing structures, engine nacelles, pylons, fan cowls, thrust reversers, and systems integration for the world's premier aircraft. Spirit's capabilities include metal manufacturing and assembly, precision assembly, and composites manufacturing.

Our engineering capabilities, combined with our capacity for high-volume production, have positioned Spirit as a leading aerostructures supplier to both Airbus and Boeing. For Boeing, we manufacture the 737 fuselage, the front section of the 787 fuselage, and otherwise manufacture parts for every Boeing commercial aircraft currently in production. Further, for Airbus, we supply fuselage and wing aerostructures content on the A350 XWB and wing aerostructures content on the A320, A330, and A380. Spirit also supplies aerostructures for various regional and business jet programs, including pylons on the A220 and in-development Mitsubishi Regional Jet, as well as nacelles for Rolls-Royce engines used on Gulfstream aircraft.

In addition to producing aerostructures for commercial aircraft, Spirit designs, engineers, and manufactures structural components for military programs. We have been awarded a significant amount of work for Boeing's P-8, C-40, and KC-46 tanker, all of which are commercial aircraft modified for military use. We are also involved in the development and production of various parts for the Sikorsky CH-53K heavy-lift helicopter and Bell V-280 tiltrotor aircraft. In addition, Spirit is proud to be a member of the Northrop Grumman B-21 Raider industry team. Spirit has invested heavily in research and development labs that enable us to deliver innovation and value on defense programs.

Spirit Values and Fundamental Behaviors



Values

At Spirit, we believe that culture and values play a determining role in the success of corporate strategy. Values are demonstrated in the way we think, act, and ultimately achieve results.

 **Transparency**
I am open, honest, and respectful with my communication. I speak up to share my ideas and build trust by making my intentions clear.

 **Collaboration**
I align my actions with others, so we work together to achieve the best outcome in everything we do.

 **Inspiration**
I encourage the best from others, and I lead by example to ensure innovation is a component of our success.

Fundamental Behaviors

	**Safety**	Our employees are our greatest asset. We are committed to conducting our operations in a manner that prioritizes the safety and continued health of our employees and other workers. We are committed to continual assessment, training, and investment to execute our safety goals and reduce injuries and incidents.
	**Quality**	We are committed to continually improving our quality and delivering on or exceeding our customers' quality expectations.
	**On-Time Delivery**	Aside from safety and quality, successful on-time delivery is our goal. The success of our customers depends on our ability to meet their delivery expectations consistently.
	**Customer Focused**	Being a trusted partner to our customers is essential to our ability to win profitable new business. We focus on our customers by meeting our operational commitments and working alongside our customers to develop innovative solutions to their challenges. We are committed to continually investing in new technologies to improve quality, lower costs, and increase production capabilities, in a mutually beneficial way.

Corporate Citizenship

Spirit's corporate values are demonstrated through commitments to key community initiatives, from volunteer activities to corporate- and employee-funded grants. Our values are demonstrated through the way we conduct our business and our commitments, which include the following:



Charitable Giving

We believe the opportunity to do business in a community comes with a responsibility to give back. In 2018, more than $2.9 million was donated by Spirit and $2.7 million by Spirit employees to nonprofit organizations supporting education, arts and culture, civic engagement, and health and human services.



Community Involvement

Whether it is serving on the board of a nonprofit or serving meals to the hungry, Spirit leaders and employees give generously of their time and talents. Recent Company-sponsored activities include:

- Mentoring students interested in science, technology, engineering, or mathematics careers
- Providing school supplies for thousands of U.S. children
- Building homes for low-income families
- Supporting an orphanage in Malaysia
- Refurbishing a children's respite facility in the U.K.
- Creating memorial and recreational areas in local veterans' centers



Global Diversity

We are committed to promoting diversity — not only because it is the right thing to do, but because it drives innovation and growth.



Environment, Health, and Safety

We conduct our business in a manner that protects the environment and promotes the health, safety, and well-being of our employees and our surrounding communities.



Ethics and Compliance

We uphold the highest ethical standards, and we are committed to complying with all laws and regulations applicable to our business and our Code of Business Conduct.

About Spirit's Director Nominees and Governance Practices

Director Nominees

Name	Age	Director Since	Principal Occupation	Independent	Committee Memberships
Charles L. Chadwell	78	2008	Retired VP/GM of Commercial Engine Operations, GE Aircraft Engines	Yes	Governance (Chair) Compensation
Irene M. Esteves	60	2015	Retired CFO, Time Warner Cable Inc.	Yes	Audit (Chair) Risk
Paul E. Fulchino	72	2006	Retired Chairman, President and CEO, Aviall, Inc.	Yes	Compensation (Chair) Governance
Thomas C. Gentile III	54	2016	President and CEO, Spirit AeroSystems Holdings, Inc.	No	
Richard A. Gephardt	78	2006	President and CEO, Gephardt Consulting Group	No	
Robert D. Johnson, Chairman	71	2006	Retired CEO, Dubai Aerospace Enterprise Ltd.	Yes	Compensation Governance
Ronald T. Kadish	70	2006	Retired EVP, Booz Allen Hamilton	Yes	Risk (Chair) Governance
John L. Plueger	64	2014	President and CEO, Air Lease Corporation	Yes	Audit Risk
Laura H. Wright	59	2018	Retired SVP and CFO, Southwest Airlines	Yes	Audit Risk

Nominee Qualifications

	Independent	Public Company CEO Experience	Public Company CFO Experience	Commercial Aviation Operations Management Experience	Defense Aviation Operations Management Experience	Public Company Board Experience	Executive Compensation Experience	Risk Management Experience	M&A Experience	Senior Government Experience
Chadwell	•			•	•	•	•			
Esteves	•		•			•		•	•	
Fulchino	•	•		•	•	•	•		•	
Gentile		•		•		•	•	•	•	
Gephardt						•				•
Johnson	•			•	•	•	•		•	
Kadish	•			•	•	•		•		•
Plueger	•	•		•		•	•			
Wright	•		•	•		•	•	•	•	

Board Composition



GENDER	TENURE	INDEPENDENCE
22% Women		78% Independent
2 Women	1 5-11 Years	2 Non-Independent
7 Men	4 0-5 Years	7 Independent
	4 11+ Years	

Corporate Governance Highlights

Board Practices	Stockholder Protections
⊘ Independent Chairman of the Board	⊘ Proxy access right
⊘ 7 out of 9 director nominees are independent	⊘ Right to call special meetings
⊘ Overboarding policy	⊘ Right to act by written consent
⊘ Ongoing director education program	⊘ Active stockholder engagement program
⊘ Regular executive sessions of non-management directors	⊘ Annual say-on-pay vote
⊘ Annual board and committee evaluations	⊘ Annual election of all directors
⊘ Robust stock ownership requirements for directors	⊘ Majority voting standard in uncontested director elections
⊘ Anti-hedging and pledging policy	⊘ No poison pill or similar plan
⊘ Robust risk oversight process with Board and committee roles	

About Spirit's Executive Compensation Program and Practices

Overview of Spirit's Executive Compensation Program

We provide highlights of our executive compensation program below. For a full understanding of the compensation paid to our named executive officers, please review our Compensation Discussion and Analysis and the related compensation tables in this Proxy Statement.

Our compensation objectives are to (i) attract, retain, and motivate highly qualified executive officers, (ii) pay for performance using short-term and long-term incentives, (iii) align interests of the Company's executive officers with the Company's stockholders by using compensation performance measures that

are meaningful to our stockholders, and (iv) ensure compensation does not encourage inappropriate risk-taking by diversifying performance measures, using payment caps, and maintaining a clawback policy, among other things. The 2018 compensation structure (excluding perquisite or "other" compensation) for our CEO and the other named executive officers ("NEOs") is below. As the charts below demonstrate, 87% of our CEO's direct compensation was variable based on performance, while 77% of the other NEOs' direct compensation was variable based on performance.

CEO PAY MIX



- 14% Salary
- 17% Annual Cash Incentive
- 86% At-Risk/Variable
- 28% Performance-Based Restricted Stock
- 41% Time-Based Restricted Stock

OTHER NEO PAY MIX



- 22% Salary
- 20% Annual Cash Incentive
- 78% At-Risk/Variable
- 21% Performance-Based Restricted Stock
- 37% Time-Based Restricted Stock

Compensation Practices Checklist

Best Practices	What the Company Doesn't Do
⊘ Align pay and performance — substantial portion of pay is delivered through variable, at-risk compensation	⊗ No ongoing new defined-benefit Supplemental Executive Retirement Plan accruals
⊘ Clawback policy	⊗ No share recycling (other than in the context of forfeited shares)
⊘ Robust stock ownership requirements	⊗ No tax gross-ups related to a change-in-control
⊘ Performance goals are relevant and tied to creation of stockholder value	⊗ No enhanced health and welfare benefit plans for executives
⊘ Double-trigger change-in-control provisions	⊗ No guaranteed payouts on performance-based compensation (except for upon death, disability, or retirement after the age of 62, beginning with equity awards granted in 2018)
⊘ Offer market-competitive benefits	⊗ No dividend payments on time-based restricted stock awards until they vest
⊘ Pay long-term incentives entirely in stock	⊗ No accumulation of dividends on unvested performance-based restricted stock awards

PROPOSAL 1 ELECTION OF DIRECTORS

Overview

The Board of Directors is elected each year at the Company's annual meeting of stockholders. Spirit currently has nine directors. Each director elected at the Annual Meeting will serve until the 2020 annual meeting of stockholders and until the election and qualification of his or her respective successor, subject to such director's earlier death or disability.

Based on the recommendations of the Company's Corporate Governance and Nominating Committee (the "Governance Committee"), the Board has nominated each of the persons listed below for election as directors. All nominees have served as directors of the Company since the 2018 annual meeting of stockholders.

Each of the nominees has agreed to serve if elected and, as of the date of this Proxy Statement, the Company has no reason to believe that any nominee will be unavailable to serve. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxy holders' intention is to vote the proxies for such other person as may be designated by the present Board to fill such vacancy.

The following information with respect to the nine nominees is based on information furnished to the Company by each nominee and highlights the specific experience, qualifications, attributes, and skills of the individual nominees that have led the Board to conclude that each should continue to serve on the Board.

Director Nominees



Charles L. Chadwell

Age 78
Director Since 2008
Independent Director

Professional Experience:

- Vice President and General Manager of Commercial Engine Operations, General Electric Aircraft Engines ("GE Aviation")(1994-2002)
- Vice President, Operations, GE Aviation (1990-1994)

Former Public Company Directorships Held in the Past 7 Years:

- B/E Aerospace (2007-2012)

Committee Assignments:

- Governance (Chair)
- Compensation

Qualifications, Experience, Key Attributes, and Skills: Mr. Chadwell brings to the Board critical supply chain and manufacturing operations expertise, and executive leadership expertise, within the commercial and defense aviation industry. Mr. Chadwell provides the Board with compensation, governance, and human resources expertise, and valuable insight and perspective into aviation industry trends, developments, and challenges. Mr. Chadwell also brings to the Board experience as a public company director.



Irene M. Esteves

Age 60
Director Since 2015
Independent Director

Professional Experience:

- Chief Financial Officer, Time Warner Cable Inc. (2011-2013)
- Executive Vice President and Chief Financial Officer, XL Group plc (2010-2011)
- Senior Vice President and Chief Financial Officer, Regions Financial Corporation (2008-2010)

Current Public Company Directorships:

- RR Donnelley (2017-present), Aramark (2014-present), KKR Real Estate Finance Trust Inc. (2018-present)

Former Public Company Directorships Held in Past 5 Years:

- Level 3 Communications (2014-2017), TW Telecom Inc. (2014)

Committee Assignments:

- Audit (Chair)
- Risk

Qualifications, Experience, Key Attributes, and Skills: Ms. Esteves has experience in global finance, corporate strategy, human resources, treasury, accounting, tax, risk management, mergers and acquisitions, and investor relations across multiple industries. Ms. Esteves also brings to the Board experience as a public company director. In addition, Ms. Esteves qualifies as an audit committee financial expert under the rules of the Securities and Exchange Commission (the "SEC").



Paul E. Fulchino

Age 72
Director Since 2006
Independent Director

Professional Experience:

- Operating Partner, AE Industrial Partners (2015-present)
- Senior Advisor, The Boeing Company ("Boeing") (2010-2014)
- Chairman, President and Chief Executive Officer, Aviall, Inc. (2000-2010) (Aviall became a wholly owned subsidiary of Boeing in September 2006.)
- President and Chief Operating Officer, B/E Aerospace, Inc. (1996-1999)
- President and Vice Chairman, Mercer Management Consulting (1990-1996)

Current Public Company Directorships:

- Wesco Aircraft Holdings, Inc. (2008-present)

Committee Assignments:

- Compensation (Chair)
- Governance

Qualifications, Experience, Key Attributes, and Skills: Mr. Fulchino provides the Board with executive leadership experience, and extensive knowledge and expertise regarding the commercial aviation industry, the Company's customers and supply base, compensation and human resource matters, and mergers and acquisitions. Mr. Fulchino also brings to the Board experience as a public company director.



Thomas C. Gentile III

Age 54
Director Since 2016

Professional Experience:

- President and Chief Executive Officer, Spirit AeroSystems Holdings, Inc. (2016-present)
- Executive Vice President and Chief Operating Officer, Spirit AeroSystems Holdings, Inc. (April 2016-August 2016)
- President and Chief Operating Officer, General Electric Capital Corporation (2014-2016)
- President and Chief Executive Officer, General Electric Healthcare Systems (2011-2014)
- President and Chief Executive Officer, General Electric Aviation Services (2008-2011)

Former Public Company Directorships Held in Past 5 Years:

- Synchrony Financial Bank (2015)

Qualifications, Experience, Key Attributes, and Skills: Mr. Gentile has demonstrated success in managing large, complex global technology businesses across multiple industries. He brings to the Board a deep understanding of aviation program management, product development, strategy, and business development. Mr. Gentile also brings to the Board experience as a public company director.



Richard A. Gephardt

Age 78
Director Since 2006

Professional Experience:

- President and Chief Executive Officer, Gephardt Consulting Group (2007-present)
- President and Chief Executive Officer, Gephardt Governmental Affairs (2005-present)
- Member, U.S. House of Representatives (1977-2005). During this time, he served as the House Minority Leader (1995-2003) and House Majority Leader (1989-1995)

Current Public Company Directorships:

- Centene Corporation (2006-present)

Former Public Company Directorships Held in Past 5 Years:

- Century Link, Inc. (2007-2016), Ford Motor Company (2009-2015), U.S. Steel Corporation (2005-2015)

Qualifications, Experience, Key Attributes, and Skills: Mr. Gephardt brings governmental affairs and public relations expertise to the Board, along with labor management and union expertise. He provides the Board with a diverse perspective on public policy, political affairs, and the regulatory environment. Mr. Gephardt also brings to the Board experience as a public company director.



Robert D. Johnson, Chairman

Age 71
Director Since 2006
Independent Director

Professional Experience:

- Chief Executive Officer, Dubai Aerospace Enterprise Ltd. (2006-2008)
- Chairman, Honeywell Aerospace (2005-2006)
- President and Chief Executive Officer, Honeywell Aerospace (2000-2005)

Current Public Company Directorships:

- Roper Technologies, Inc. (2005-present), Spirit Airlines, Inc. (2010-present)

Former Public Company Directorships Held in Past 7 Years:

- Ariba, Inc. (2003-2012)

Committee Assignments:

- Compensation
- Governance

Qualifications, Experience, Key Attributes, and Skills: Mr. Johnson, Chairman of the Board, has aviation industry executive leadership experience, experience in executive compensation and human resource matters, and provides the Board with valuable insight and perspective resulting from his expertise in marketing, sales, supply chain, and production operations. Mr. Johnson also brings to the Board experience as a public company director.



Ronald T. Kadish

Age 70
Director Since 2006
Independent Director

Professional Experience:

- Consultant, Raytheon (2018-Present)
- Senior Executive Advisor, Booz Allen Hamilton ("Booz") (2015-2018)
- Executive Vice President, Booz (2005-2015)
- Director, U.S. Missile Defense Agency (2002-2004)
- Director, Ballistic Missile Defense Organization, Department of Defense (1999-2001)
- Commander, Electronic Systems Center, Hanscom Air Force Base (1996-1999)

Former Public Company Directorships Held in Past 5 Years:

- Orbital ATK (2015-2018), Orbital Sciences Corp. (2005-2015)

Committee Assignments:

- Risk (Chair)
- Governance

Qualifications, Experience, Key Attributes, and Skills: Mr. Kadish provides the Board with unique expertise in military, program management, security, international, and governmental matters, including having served three decades in the U.S. Air Force, rising to the rank of Lieutenant General. He delivers critical insight to the Board with respect to enterprise risk management, cybersecurity, global security, and our defense customers' needs and expectations. Mr. Kadish also brings to the Board experience as a public company director.



John L. Plueger

Age 64
Director Since 2014
Independent Director

Professional Experience:

- Chief Executive Officer and President, Air Lease Corporation ("ALC") (2016-present)
- President and Chief Operating Officer, ALC (2010-2016)
- Chief Executive Officer, International Lease Finance Corporation ("ILFC") (2010)
- President and Chief Operating Officer, ILFC (2002-2010)

Current Public Company Directorships:

- ALC (2010-present)

Committee Assignments:

- Audit
- Risk

Qualifications, Experience, Key Attributes, and Skills: Mr. Plueger provides the Board with valuable insight into the aviation industry and aviation operations management stemming from his executive leadership roles at ILFC and ALC. In addition, Mr. Plueger has significant experience in finance and accounting matters as a certified public accountant, having received his training as an auditor from PricewaterhouseCoopers. Mr. Plueger qualifies as an audit committee financial expert under the rules of the SEC. Mr. Plueger also brings to the Board experience as a public company director.



Laura H. Wright

Age 59
Director Since 2018
Independent Director

Professional Experience:

- Sole Member and Founder, GSB Advisory, LLC (2013-present)
- Senior Vice President and Chief Financial Officer, Southwest Airlines Co. ("SWA") (2004-2012)
- Vice President, Finance, and Treasurer, SWA (2001-2004)
- Treasurer, SWA (1998-2001)

Current Public Company Directorships:

- TE Connectivity (2014-present), CMS Energy Corp. (and its wholly owned subsidiary, Consumers Energy Company) (2013-present)

Former Public Company Directorships Held in Past 5 Years:

- Pebblebrook Hotel Trust (2009-2019)

Committee Assignments:

- Audit
- Risk

Qualifications, Experience, Key Attributes, and Skills: Ms. Wright has corporate finance and accounting experience, commercial aviation operations experience, risk management experience, and mergers and acquisitions experience, as a result of her position as Senior Vice President and Chief Financial Officer of SWA, and various other financial positions held during her 25-year career at SWA. Ms. Wright worked for Arthur Young & Co. in Dallas from 1982-1988 prior to joining SWA. Ms. Wright is a certified public accountant and qualifies as an audit committee financial expert under the rules of the SEC. Ms. Wright also brings to the Board experience as a public company director.

Voting Standard

The Company's bylaws provide for simple majority voting in an uncontested election of directors. In order for a director nominee to be elected, the votes that stockholders cast "FOR" the director nominee must exceed the votes that stockholders cast "AGAINST" the director nominee. In the event that an incumbent nominee does not receive the requisite majority of votes cast in this election, the Company will follow the procedure described under "General Information Regarding the Meeting — What Happens if an Incumbent Director Nominee is Not Elected at the Annual Meeting?" Any shares not voted (whether by abstention, broker non-vote, or otherwise) will have no impact on the election of directors. Your broker may not vote your shares on this proposal unless you give voting instructions.

⊘ The Board recommends that you vote FOR each of the director nominees.

BOARD AND GOVERNANCE MATTERS

The Board's Role

The Company is governed by its Board of Directors. Other than with respect to matters reserved to stockholders, the Board is the ultimate decision-making body of the Company. The Board is responsible for overseeing the Company's strategy and performance, and protecting stockholder interests and value. Further, the Board is responsible for selecting and overseeing the Company's executive officers, who set and execute the Company's business strategy and handle the Company's day-to-day operations.

In carrying out its responsibilities, the Board has created and delegated certain responsibilities to four standing committees: the Audit Committee, the Compensation Committee, the Governance Committee, and the Risk Committee. Additional information about these committees and their responsibilities is described under "Committees."

Corporate Governance Guidelines

The Board is committed to maintaining corporate governance practices that maximize stockholder value. To further its commitment, the Board has adopted the Company's Corporate Governance Guidelines (the "Governance Guidelines") to ensure that the Board has the necessary authority and practices in place to

effectively review and evaluate the Company's strategy and operations, to make decisions that are independent of the Company's management, to oversee management, and to monitor adherence to the Company's standards and policies. The Governance Guidelines are available at http://investor.spiritaero.com/govdocs.

Size

Pursuant to our bylaws, the Board of Directors is required to consist of three or more directors and may be increased or decreased at any time by the Board of Directors. Currently, the Board of Directors consists of nine directors. Pursuant to its charter, the Governance Committee is responsible for reviewing the size of the Board and recommending to the Board any changes it deems appropriate with respect to Board size.

Board Leadership

The Company separates the roles of Chief Executive Officer ("CEO") and Chairman of the Board in recognition of the differences between the two roles and the value of independent leadership oversight. The Board believes that separation of the roles maximizes the ability of the CEO to focus on Company strategy and operations without distraction, while benefiting from the Chairman's perspective and insight. Because Mr. Johnson, the Chairman of the Board, is an independent director, the Board has not deemed it necessary to appoint a lead independent director.

While the CEO is responsible for setting the strategic direction of the Company and managing the day-to-day operations and performance of the Company, the Chairman of the Board performs the following duties:

- Sets the agenda for Board meetings;
- Presides over meetings of the full Board and executive sessions of independent directors;
- Presides over stockholder meetings;
- Serves as a liaison between the CEO and the independent directors;
- Provides feedback to the CEO on behalf of the independent directors regarding business issues and Board management; and
- Regularly speaks with the CEO between Board meetings to discuss Company performance and matters of significance.

Board Composition

Selecting qualified individuals to serve as directors is key to the Board's performance. The Governance Committee is responsible for evaluating qualified potential candidates to serve on the Board, and recommending to the Board for its selection nominees to stand for election as directors at the Company's annual meeting of stockholders. This responsibility is further described in the Governance Committee's charter, which is available at: http://investor.spiritaero.com/govdocs. In evaluating candidates, the Governance Committee and Board consider the qualifications and expertise of director candidates individually and in the broader context of the Board's overall composition, taking into account any particular needs that the Company may have based on its strategic initiatives, risks, and opportunities. The Company has engaged a third-party international executive search firm to assist the Governance Committee in identifying and evaluating potential director candidates.

In evaluating individual candidates, the Governance Committee considers the personal ethics and values, experience, judgment, and diversity of the candidates, among other things. It is the policy of the Board that the Board reflect diversity of viewpoint, professional experience, education, skill, expertise, industry knowledge, and such other factors as the Governance Committee and Board believe would enhance the effectiveness of the Board. Nominees must have high standards of integrity and ethics, and convey a commitment to act in the best interest of the Company and its stockholders.

In addition, the Governance Committee considers the candidates' employment and other commitments, and evaluates whether the candidates have sufficient time available to efficiently and effectively carry out the duties of directors. For example, the Governance Guidelines limit the number of boards that any director may serve on to five (including the Company's Board), or three boards (including the Company's Board) in the case of a director who is an active chief executive officer at another public company.

Director Selection Process



Candidate Recommendations	Governance Committee	The Board	Stockholders
Candidates are recommended by directors, members of management, search firms, or stockholders	Considers the candidates' professional qualifications, independence, conflicts, personal ethics and values, integrity, judgment, diversity, time commitments, and other involvements. If appropriate, will recommend the candidates to the Board	Evaluates candidates, confirms independence, and selects nominees (and elects nominees if between annual meetings of stockholders)	Elect nominees at the Annual Meeting

Stockholder Candidates

It is the Governance Committee's policy to consider candidates nominated by stockholders in compliance with applicable laws, regulations, and the procedures described in the Company's bylaws and Proxy Statement. If a stockholder desires to recommend a director candidate for nomination by the Governance Committee, the stockholder should follow the procedures described under "Stockholder Proposals and Director Nominations for the 2020 Annual Meeting." Director candidates recommended by stockholders will be considered and evaluated in the same manner as candidates discovered through other sources.

Director Tenure and Refreshment

While the Company has added four new directors to its Board in the past five years, five of the nominees have served on the Board for more than ten years. Through its annual evaluation process, the Board has determined that each of these five nominees provides diversity of experience and perspective, and plays an integral and necessary role in the boardroom. The Board has periodically evaluated age and term limits along with retirement policies, and has determined that such limits and policies may arbitrarily restrict valuable Board members from service and, thus, reduce stockholder value. Instead, the Board has determined to continue evaluating its members on their merits based on the contributions they make in the boardroom and their ability to enhance overall Board effectiveness. The Board is committed to routine Board and director refreshment as needed to enhance Board effectiveness, and primarily uses rigorous board and committee evaluations and composition discussions as its refreshment mechanisms.

Board and Committee Evaluations

Each year, the Governance Committee oversees an evaluation of the Board and each committee. The 2018 evaluation covered the following topics, among other things:

- Composition of the Board and committees and whether the composition is appropriate in light of the Company's strategic priorities;
- Effectiveness of Board and committee leadership;
- Strengths of the Board and committees and opportunities for improvement;
- Quality of information provided to the Board;
- Effectiveness of structures and practices;
- Quality of the directors' relationships with each other; and
- Quality of the Board's relationship with management.

A summary of the evaluation process is below:



Review of Process

In October, the Governance Committee annually reviews the method and process of evaluation and specific questions asked during the evaluation

Conduct Evaluation

From October to December, the chairman of the Governance Committee has a conversation with each director and asks the director each of the pre-approved questions; at the end of the question period, the director is offered an opportunity to express any other thoughts, comments, or feedback on Board and committee performance and effectiveness

Evaluation Summary

A summary of the evaluation conversations is completed and presented to the Board and committees for discussion

Actions Taken

In January, the Board and committees review the evaluation summary, decide on any actions to be taken, and adopt a plan of action to implement the changes

Ongoing Feedback

Throughout the year, directors provide ongoing feedback to the Chairman, committee chairs, CEO, Chief Administration Officer, or General Counsel, as appropriate, outside of the regular evaluation process

Director Education

Our director education program is multifaceted and includes site visits and tours, in-depth education seminars on topics of interest by senior management and external advisors, background material on the Company's operations and strategy, and the regular provision of resources from various educational institutions to directors. Each new Board member receives onboarding programming that involves meetings with senior management, business overviews, and presentations on the Code of Business Conduct, insider trading, and various other policies and procedures. We encourage our directors to attend reputable director education programs sponsored by external advisors and educational institutions.

Director Independence

The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE"), and the Company uses the NYSE's listing standards to determine director independence. Under the NYSE's listing standards and the Governance Guidelines, the Board must consist of a majority of independent directors. For a director to qualify as independent, the Board must determine that the director has no material relationship with the Company (either directly, or as a partner, stockholder, or officer of an organization that has a relationship with the Company). The Board performs an independence assessment of each director annually and as circumstances may otherwise require.

In assessing the existence of a material relationship with the Company, the Board considers all relevant transactions, relationships, and arrangements required by the NYSE's independence standards. The Board examined each director's involvement through directorships, employment, consulting relationships, or otherwise, with entities the Company does business with. In particular, the Board evaluated the following:

Topic	Transaction Evaluated	Outcome
Paul E. Fulchino	When considering the independence of Mr. Fulchino, the Board considered his role as an operating partner of AE Industrial Partners ("AEI"), a private equity firm that has ownership interests in four of the Company's suppliers. For three of such suppliers, all work with the Company was won as a result of the suppliers submitting the most competitive proposal in competitive bidding situations. With respect to the fourth supplier, AEI is a minority owner and the percentage of the supplier's revenue that is attributable to the Company is insignificant. In his role at AEI, Mr. Fulchino assists with the acquisition, development, and value creation of portfolio companies. Mr. Fulchino receives a retainer from AEI and does not own any equity in AEI. Mr. Fulchino has no agreements with AEI, is not covered under AEI's benefit plans or programs, receives a Form 1099 from AEI, and is free to be employed by other companies.	The Board affirmatively determined, based on available facts and circumstances, that Mr. Fulchino was not an employee of AEI (for purposes of the independence determination). Further, with respect to the Company's transactions with three of the suppliers, each transaction arose as a result of the respective entity submitting the most competitive bid out of all bidding suppliers, and, thus, the transactions were not reportable under Item 404 of Regulation S-K. Finally, with respect to the fourth supplier, the Board determined that Mr. Fulchino's relationship with AEI did not give rise to a material interest. For these and other reasons, the Board determined that Mr. Fulchino's relationship with AEI does not give rise to a material relationship that impacts his independence or creates a related person transaction.
Richard A. Gephardt	When considering Mr. Gephardt's independence, the Board considered his role as President and Chief Executive Officer of the Gephardt Consulting Group, a consulting firm that provides services to the Company in connection with labor matters (the "Gephardt Group"). Mr. Gephardt holds a 40% equity interest in the Gephardt Group, and Mr. Gephardt's son, Chief Operating Officer of the Gephardt Group, holds a 10% equity interest. The Company's transactions with the Gephardt Group in 2018 amounted to $275,604.	The Board affirmatively determined that, in light of Mr. Gephardt's significant ownership and involvement in the Gephardt Group, Mr. Gephardt has a material relationship with the Company and is, therefore, not independent.

Based on this analysis, the Board has determined that all the director nominees are independent under the NYSE's criteria, with the exclusion of Messrs. Gentile and Gephardt. All the committees of the Board are comprised solely of independent directors.

Committees

The Board has four committees: the Audit Committee, Compensation Committee, Governance Committee, and Risk Committee. The Board has adopted written charters for each committee, which are available at http://investor.spiritaero.com/govdocs. Information on each committee is set forth in the table below.

Committee	Members	Primary Responsibilities	No. of Meetings in 2018
Audit Committee*	Irene M. Esteves (Chair) John L. Plueger Laura H. Wright	(1) Oversee the quality and integrity of the Company's financial reporting. (2) Oversee the Company's compliance with legal and regulatory requirements. (3) Engage, compensate, and oversee the independent auditor's performance. (4) Oversee performance of the Company's internal audit function. (5) Review and discuss with management and the independent auditors the Company's earnings releases and quarterly and annual reports on Forms 10-Q and 10-K. (6) Consider the effectiveness of the Company's internal controls over financial reporting. (7) Collaborate with the Risk Committee and oversee financial-related risk exposures, and related policies and processes attempting to mitigate such risks. (8) Oversee the Company's Code of Business Conduct and the Company's ethics and compliance program.	9
Compensation Committee	Paul E. Fulchino (Chair) Robert D. Johnson Charles L. Chadwell	(1) Review and approve the compensation of the Company's executive officers. (2) Oversee the administration of the Company's compensation plans, policies, and programs. (3) Prepare the Compensation Committee Report in this Proxy Statement. (4) Collaborate with the Risk Committee and oversee compensation-related risk exposures, and related policies and processes attempting to mitigate such risks. (5) Review and make recommendations to the Board with respect to non-employee director compensation.	5
Governance Committee	Charles L. Chadwell (Chair) Robert D. Johnson Paul E. Fulchino Ronald T. Kadish	(1) Assist the Board in identifying qualified individuals to become Board members. (2) Determine the composition of the Board and its committees. (3) Lead the Board in its annual review of the Board's performance. (4) Develop and implement the Governance Guidelines and recommend to the Board any changes thereto. (5) Review and approve, deny, or ratify transactions under the Company's Related Person Transaction Policy. (6) Collaborate with the Risk Committee and oversee risks related to the Company's governance structure.	5
Risk Committee	Ronald T. Kadish (Chair) John L. Plueger Irene M. Esteves Laura H. Wright	(1) Provide oversight of management's guidelines, policies, and processes for assessing, monitoring, and mitigating the Company's critical enterprise risks, including the major strategic, operational, financial, and compliance risks inherent in the Company's business and core strategies, and collaborate with other committees regarding the same. (2) Oversee the effectiveness of the Company's cybersecurity programs and its practices for identifying, assessing, and mitigating cybersecurity risks. (3) Oversee management's review and assessment of key risks that have the potential to significantly affect the Company's ability to execute its strategy, and determine which risks should be included on the Board's agenda for discussion.	4

* The Board has determined that Ms. Esteves, Mr. Plueger, and Ms. Wright are "audit committee financial experts," as such term is defined in Item 407(d)(5) of Regulation S-K.

The Board's Role in Risk Oversight



Board

The Board is responsible for overseeing the Company's risk exposure. The Board administers this responsibility through its review of corporate strategy and operations, and by delegating certain oversight responsibilities to the appropriate committees for further consideration and evaluation. The Board receives briefings from members of management on key strategic and operational risks during the July Board meeting and as the other committees deem necessary in their Board reports

Risk Committee

- Has primary responsibility for overseeing the Company's enterprise risk management framework and material risks facing the Company, including cyber-related risks
- Reviews management's guidelines, policies, and processes for assessing, monitoring, and mitigating the Company's critical enterprise risks
- Receives regular reports from senior management detailing areas of risk and management and mitigation strategies with respect to such risks
- Determines which risks need to be included on the Board's agenda for discussion

Audit Committee

- Collaborates with Risk Committee
- Oversees financial reporting risks and other risks relating to internal controls, disclosure issues, Ethics Hotline reports, and legal and regulatory issues, including compliance with SEC rules and regulations
- Annually reviews a comprehensive annual risk assessment report from the Company's internal audit function
- Conducts annual assessment of most significant risks within committee's purview and reports findings to the Board

Compensation Committee

- Collaborates with Risk Committee
- Oversees executive compensation risks
- Strives to create incentives that encourage appropriate risk taking and align executives' interests with stockholders' interests
- Conducts annual assessment of most significant risks within committee's purview and reports findings to the Board

Governance Committee

- Collaborates with Risk Committee
- Oversees governance risks relating to Board and committee composition, regulatory compliance, and public company governance matters
- Conducts annual assessment of most significant risks within committee's purview and reports findings to the Board

Management's Role in Risk Management

The Company's management is responsible for the identification, assessment, mitigation, and management of risks relating to the Company's strategy and operations. Apart from reporting to the Board, management engages in a robust enterprise risk management process that involves: (i) semi-annual risk-assessment surveys and interviews; (ii) reviewing, repositioning, and prioritizing identified risks by a risk council composed of executive leadership (the "Risk Council"); (iii) assigning risks to risk owners based on responsibilities with respect to the Company's strategic objectives; (iv) developing and reporting mitigation plans by the risk owners and risk management team to the Risk Council; and (v) oversight by the Company's internal audit function. On a quarterly basis, the status of the top risks identified in management's enterprise risk management process, along with their associated mitigation plans, are presented to the Risk Committee.

Cybersecurity

The Risk Committee of the Board is charged with oversight of the Company's cybersecurity matters. The Company hired a Chief Information Security Officer ("CISO") in early 2018 to oversee the Company's cybersecurity practices and procedures. The CISO reports to the Risk Committee quarterly regarding such practices and procedures. The Company took several steps in 2018 to mitigate cybersecurity risks, such as upgrading operating and monitoring systems, hiring specialized personnel, and reviewing and improving applicable policies and procedures. The Company requires cybersecurity education at all levels of the organization.

Communications with the Board

Stockholders and other interested persons may communicate with the Board, the Chairman of the Board, individual members of the Board, members of any committee of the Board, or one or more non-employee directors through the following:

BY EMAIL	BY MAIL	IN PERSON
to CorporateSecretary@spiritaero.com	to Corporate Secretary Spirit AeroSystems Holdings, Inc. 3801 S. Oliver St. Wichita, KS 67210-2112	at the Annual Meeting (we expect all of our directors to attend)

The Corporate Secretary will forward communications received to the appropriate party. Receipt of communications clearly not appropriate for consideration by members of the Board, such as unsolicited advertisements, inquiries concerning the Company's products and services, and harassing communications, are not forwarded to members of the Board.

Commitment to Stockholder Engagement and Responsiveness

Engagement

The Company's management and subject-matter experts frequently meet with investors to discuss Company performance, governance practices, strategy, operations, and other matters of importance to our stockholders. In 2018, members of the Company's management held more than 560 in-person and telephonic meetings with investors and analysts, and traveled through the continental U.S. and to the U.K. to attend the meetings. The Company is committed to maintaining a robust stockholder outreach program in addition to regular participation at investor and community events and meeting with analysts. The Company welcomes feedback from all stockholders. Stockholders can contact the Company's Investor Relations team by calling 316-523-7040 or emailing investorrelations@spiritaero.com.

Responsiveness

At the 2018 annual meeting, two proposals were put forth regarding the stockholders' right to call special meetings. Proposal 4 was a proposal from the Company's Board to reduce the threshold required to call a special meeting from a majority of stockholders to 25%. Proposal 5 was a stockholder proposal to reduce the threshold required to call a special meeting from a majority of stockholders to 10%. At the 2018 annual meeting, stockholders voted overwhelmingly in favor of Proposal 5. After the 2018 annual meeting, the Company's management engaged with several stockholders on the matter and reported the conclusions from the engagement efforts to the Board. On July 23, 2018, after careful consideration of the matter, the Board amended the Company's bylaws to lower the threshold required to call a special meeting from a majority of stockholders to 10%, consistent with Proposal 5. The Board also adopted a number of customary protections around the right to protect against misuse. The bylaws, as amended, are available on the Company's website at http://investor.spiritaero.com/govdocs.

2018 Board and Committee Meetings and Attendance

During 2018, there were four in-person meetings and seven telephonic meetings of the Board. All the Company's directors attended 75% or more of the aggregate of all meetings of the Board and of committees on which they served in 2018. The Company's Governance Guidelines provide that director attendance is expected at annual meetings of stockholders, and all the Company's directors attended the 2018 annual meeting of stockholders.

In addition to scheduled Board meetings, the Board receives monthly reports from Mr. Gentile detailing financial results, operational highlights and challenges, and updates on strategic initiatives.

Executive Sessions

As part of each quarterly in-person Board meeting in 2018, the Company's non-employee directors met without management present in an executive session. During executive sessions, the non-employee directors reviewed management's performance, compensation, talent development and succession planning, strategic considerations, corporate governance matters, and other matters of importance.

Code of Business Conduct

The Company is committed to the highest ethical standards and to complying with all laws and regulations applicable to the Company's business. To support and articulate its commitment and personal responsibility in this regard, the Company has adopted the Code of Business Conduct (the "Code"). The Code addresses a number of topics, including the Foreign Corrupt Practices Act, conflicts of interest, safeguarding assets, insider trading, and general adherence to laws and regulations. All directors and employees, including executive officers, must comply with the Code. The Code is available on the Company's website at http://investor.spiritaero.com/govdocs.

Succession Planning

The Board is responsible for overseeing management succession planning. At least annually, the Board reviews candidates for succession with respect to the CEO role and other senior management roles. Succession plans have been developed for both ordinary course succession and contingency planning due to an unforeseen event. The Board receives updates on the development of the succession candidates regularly. Directors engage with potential succession candidates during formal presentations at Board and committee meetings, and informal events with directors and candidates present.

Compensation of Non-Employee Directors

Overview

Non-employee directors receive annual cash and equity compensation as described below. Equity compensation is granted under the Director Stock Program adopted under the 2014 Omnibus Incentive Plan, as amended (the "OIP"). The Compensation Committee reviews and approves non-employee director compensation amounts and practices annually. As part of their review, the Compensation Committee evaluates non-employee director compensation data from the companies in Spirit's proxy peer group, including data regarding the size of equity awards. In addition, the Compensation Committee confers with its independent compensation consultant on the magnitude and type of non-employee director compensation, and reviews market data and benchmarking surveys provided by the consultant. Based upon that information, the Compensation Committee makes a recommendation to the Board. The Board approves the form and amount of compensation after considering the Compensation Committee's recommendation.

In developing its recommendations, the Compensation Committee is guided by the following goals with respect to non-employee director compensation:

- Compensation should be market-competitive in relation to comparably-situated companies, including the Company's proxy peer group;
- Compensation should align directors' interests with the long-term interests of the Company's stockholders; and
- The compensation structure should be simple, transparent, and easy for stockholders to understand.

Compensation Elements

The following table describes the elements of the 2018 non-employee director compensation program:

Element	Amount
Annual Board Cash Retainer	$105,000
Annual Board Equity Retainer	$125,000
Additional Retainer for Chairman of the Board	$100,000
Additional Retainer for Chairman of the Audit Committee	$25,000
Additional Retainer for Chairman of the Compensation Committee	$18,000
Additional Retainer for Chairmen of Other Committees	$12,000

Cash Retainers

Each Board member receives an annual cash retainer, which is paid quarterly. Further, the Chairman of the Board and each committee chairman receives an additional cash retainer. Directors may elect to have their retainers received in shares of restricted stock or restricted stock units ("RSUs") in lieu of cash.

Equity Retainer

Each Board member receives an annual equity retainer, which may be paid annually in the form of restricted stock or RSUs. Both types of awards vest if the non-employee director remains continuously in service for the entire term to which the grant relates. If the non-employee director incurs a termination for any reason before the end of the term (before the annual meeting of stockholders following the grant), the awards are forfeited without any payment. The Board may, in its discretion, waive this one-year service condition (in whole or in part) if it deems it to be appropriate and in the best interests of the Company to do so. Upon vesting, shares of restricted stock are delivered to the directors; however, vested RSUs are not paid to the director until the date that the director leaves the Board. Restricted stock confers voting and dividend rights; dividends accrue during the restricted period and are paid out upon vesting. RSUs confer dividend equivalent rights; dividend equivalents accrue during the restricted period and thereafter, and are paid out upon settlement. If the awards are forfeited, dividends or dividend equivalents, as applicable, are also forfeited.

Board and Committee Meeting Fees

Until April 25, 2018, Board and committee meeting fees of $1,000 per meeting were paid for attendance at formal meetings where notice was duly given, a quorum was present, a matter was presented for consideration, the Board or committee took action on the matter, and minutes were taken. Meeting fees were paid in cash in arrears at the end of the quarter for which the fees were earned.

Directors could choose to receive fees in the form of cash, restricted stock, or RSUs. A director was required to attend a majority of his or her required Board and committee meetings to receive any meeting fees. On April 25, 2018, the Board of Directors terminated the practice of paying meeting fees and changed the annual board equity retainer from $105,000 to $125,000.

Other Compensation

Directors are reimbursed for out-of-pocket expenses incurred in connection with their Board services. The Company does not provide perquisite allowances to non-employee directors.

Non-Employee Director Stock Ownership Requirements

Non-employee directors are required to own stock equal to five times the annual Board cash retainer, which currently amounts to $525,000. Non-employee directors have four years of Board service to meet the minimum stockholder requirements. RSUs held by directors are counted in determining whether the minimum stockholding requirements are satisfied. Information regarding the current stock ownership of the Company's non-employee directors can be found below under "Stock Ownership — Beneficial Ownership of Directors and Executive Officers."

As of February 25, 2019, all non-employee directors other than Ms. Wright were in compliance with the stock ownership requirements. Ms. Wright, who joined our Board on February 20, 2018, has until February 20, 2022, to meet the requirements.

2018 Director Compensation Table

The following table sets forth non-employee director compensation for the fiscal year ended December 31, 2018.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
Charles L. Chadwell	125,000	125,039		250,039
Irene M. Esteves		271,099[4]		271,099
Paul E. Fulchino		262,054[5]		262,054
Richard A. Gephardt	108,000	125,039	275,604	508,643
Robert D. Johnson	205,000	125,039		330,039
Ronald T. Kadish	124,000	125,039		249,039
John L. Plueger		245,053[6]		245,053
Francis Raborn[7]	61,500			61,500
Laura H. Wright	72,148	168,205[8]		240,353

(1) Includes cash retainer, additional Committee chairmen retainers, and meeting fees paid until April 25, 2018. Please refer to "Compensation of Non-Employee Directors — Compensation Elements — Board and Committee Meeting Fees."

(2) Except for Ms. Wright (see footnote (8) below): Represents the aggregate grant date fair value of the stock awards computed in accordance with authoritative guidance on stock-based compensation accounting issued by the Financial Accounting Standards Board (the "FASB"). On May 7, 2018, each non-employee director received an annual grant of 1,493 shares of restricted stock or RSUs with an aggregate value of $125,000 based on $83.75 per share, the average of the opening and closing prices of Common Stock on the grant date. As a result of rounding up fractional share amounts, the grants were valued at $125,039. In addition, certain directors elected to defer a portion or all of their annual cash retainer. Please see footnotes (4), (5), and (6), for more information. As of February 25, 2019, the balance of each non-employee director's unvested restricted stock or unvested RSUs was as follows: Mr. Chadwell: 1,493 shares of restricted stock; Ms. Esteves: 3,237 RSUs (includes 1,744 RSUs for deferred retainer, committee chair, and meeting fees); Mr. Fulchino: 3,129 shares of restricted stock (includes 1,636 shares of restricted stock for deferred retainer, committee chair, and meeting fees); Mr. Gephardt: 1,493 shares of restricted stock; Mr. Johnson: 1,493 shares of restricted stock; Mr. Kadish: 1,493 shares of restricted stock; and Mr. Plueger: 2,926 shares of restricted stock (includes 1,493 shares of restricted stock for deferred retainer and meeting fees).

(3) The amount of perquisites and other personal benefits has been excluded for all non-employee directors other than Mr. Gephardt, as the total value of each director's perquisites and other personal benefits was less than $10,000. For Mr. Gephardt, this amount reflects consulting fees paid to the Gephardt Group for labor consulting services rendered in 2018, as further described under "Director Independence."

(4) Includes $105,000 in deferred cash retainer, $25,000 in deferred Committee chair cash retainer, and $16,000 in deferred meeting fees per Ms. Esteves' election to receive her cash retainers and meeting fees in RSUs.

(5) Includes $105,000 in deferred cash retainer, $18,000 in deferred Committee chair cash retainer, and $14,000 in deferred meeting fees per Mr. Fulchino's election to receive his cash retainers and meeting fees in restricted stock.

(6) Includes $105,000 in deferred cash retainer and $15,000 in deferred meeting fees per Mr. Plueger's election to receive his cash retainer and meeting fees in restricted stock.

(7) Mr. Raborn was a non-employee director of the Company until April 25, 2018, when he retired. Mr. Raborn's fees were prorated to reflect his service in 2018.

(8) Represents the aggregate grant date fair value of two stock awards computed in accordance with authoritative guidance on stock-based compensation accounting issued by the FASB: (a) The first stock award was issued on February 20, 2018, the date Ms. Wright joined the Board. On this date, Ms. Wright received a pro rata grant of 243 shares of restricted stock with an aggregate value of $22,094 based on $91.13, the average of the opening and closing prices of Common Stock on February 20, 2018. As a result of rounding up fractional share amounts, the grant was valued at $22,145. The amount of Ms. Wright's stock award included $3,683 in deferred cash retainer. (b) The second stock award was issued on May 7, 2018, when the annual Board equity awards were granted. On this date, Ms. Wright received a grant of 1,493 shares of restricted stock with an aggregate value of $125,000 based on $83.75 per share, the average of the opening and closing prices of Common Stock on the grant date. As a result of rounding up fractional share amounts, the grant was valued at $125,039. Ms. Wright also elected to defer $21,000 representing an additional 251 shares of restricted stock per Ms. Wright's election to receive a portion of her cash retainer in restricted stock. As of February 25, 2019, the balance of Ms. Wright's unvested restricted stock is 1,744 shares of restricted stock (including 251 shares of restricted stock for deferred cash retainer).

Related Person Transactions

Related Person Transaction Policy and Process

The Board has adopted a written Related Person Transaction Policy (the "RPT Policy") that can be found on the Company's website at http://www.investor.spiritaero.com/govdocs. The purpose of the RPT Policy is to ensure the proper evaluation, approval or ratification, and reporting of related person transactions. Such transactions are only appropriate if they are fair to, and in the best interests of, the Company.

Under the RPT Policy, a related person transaction is any transaction in which the Company was, is, or will be a participant, where the amount involved exceeds $120,000, and in which a Related Person has, had, or will have a direct or indirect material interest. A Related Person is a director, director nominee, officer, or 5% stockholder, or any of their immediate family members. The existence of a direct or indirect material interest depends upon individual facts and circumstances and is determined by our General Counsel or Governance Committee.

The Governance Committee is responsible for reviewing these transactions and determining whether they are fair to, and in the best interests of, the Company. After review of the relevant facts and circumstances, if the Governance Committee concludes the related person transaction is fair to, and in the best interests of, the Company, it may approve or ratify the transaction.

If the Governance Committee declines to approve or ratify any related person transaction, the Company's General Counsel will review the transaction, determine whether it should be terminated or amended in a manner that is acceptable to the Governance Committee, and advise the Governance Committee of their recommendation. The Governance Committee will then consider the recommendation at its next meeting. If the General Counsel does not ultimately recommend the transaction to the Governance Committee or if the Governance Committee does not approve the transaction, the proposed transaction will not be pursued; or, if the transaction has already been entered into, the Governance Committee will determine an appropriate course of action with respect to the transaction.

Certain Related Person Transactions

Below are the transactions that occurred between January 1, 2018, and February 25, 2019, and fall within the definition of related person transaction in the RPT Policy or under Item 404 of Regulation S-K. With respect to each transaction, the Governance Committee reviewed the transaction in accordance with the RPT Policy and approved it on the basis that it was fair to, and in the best interests of, the Company.

Related Person	Facts
Richard A. Gephardt	As described under "Board and Governance Matters — Director Independence," above, the Company entered into an agreement with the Gephardt Group for labor consulting services in 2018 and paid $275,604 pursuant to this agreement during 2018.
John A. Pilla	John Pilla, Senior Vice President and Chief Technology and Quality Officer, has two sons employed by the Company, Anthony Pilla, Cyber Protection Specialist (employed with the Company since June 3, 2016), and Nicolas Pilla, Systems Engineer (employed with the Company since May 31, 2013). Combined, Mr. Pilla's sons received $204,171 in compensation from the Company in 2018 (this number includes a stock award with a grant date fair value of $45,553); such compensation was established in accordance with the Company's compensation practices applicable to employees with equivalent responsibilities, experience, and qualifications. Mr. Pilla's sons are also eligible to participate in employee benefit programs in the same manner as other eligible employees.

STOCK OWNERSHIP

Beneficial Ownership of Directors and Executive Officers

The following table sets forth, as of February 25, 2019, the shares of Common Stock beneficially owned by each director and named executive officer, individually, and by all the Company's directors and executive officers as a group. Individually and together, they own less than 1% of our Common Stock. The table also includes information about RSUs credited to the accounts of certain non-employee directors. For purposes of the table, shares are considered to be beneficially owned if the person, directly or indirectly, has sole or shared voting or investment power with respect to the shares. In addition, a person is deemed to beneficially own shares if that person has the right to acquire such shares within 60 days after February 25, 2019.

Name	Common Stock Beneficially Owned	Shares Vesting in 60 Days of Record Date	Time-Based and Performance-Based Restricted Stock[1]	Total Common Stock Beneficially Owned	RSUs[2]	Total Common Stock Beneficially Owned Including RSUs
DIRECTORS						
Charles L. Chadwell	12,328		1,493	**13,821**	4,884	**18,705**
Irene M. Esteves					15,465	**15,465**
Paul E. Fulchino	9,105		3,129	**12,234**		**12,234**
Richard A. Gephardt	1,251		1,493	**2,744**	5,790	**8,534**
Robert D. Johnson	12,742		1,493	**14,235**		**14,235**
Ronald T. Kadish	17,180		1,493	**18,673**		**18,673**
John L. Plueger	6,358		2,926	**9,284**	13,026	**22,310**
Laura H. Wright	1,443		1,744	**3,187**		**3,187**
EXECUTIVE OFFICERS						
Thomas C. Gentile III	65,645		182,921	**248,566**		**248,566**
Sanjay Kapoor[3]	87,488		36,240	**123,728**		**123,728**
Samantha J. Marnick	43,739		31,122	**74,861**		**74,861**
Duane F. Hawkins	30,125		35,536	**65,661**		**65,661**
John A. Pilla[4]	80,950		31,126	**112,076**		**112,076**
All directors and executive officers as a group (18 persons)	430,551		421,417	**851,968**	39,165	**891,133**

(1) With respect to executive officers, includes unvested time-based and performance-based restricted stock awards that are forfeitable until the vesting date or performance certification date, as applicable. Performance-based restricted stock awards are included in the table at target amounts. With respect to directors, includes unvested restricted stock awards that are forfeitable until the vesting date. Such awards are included herein as they confer voting rights and, therefore, are deemed to be beneficially owned under Rule 13d-3(a)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(2) RSUs vest after one year of service as a director. However, RSUs are not payable until the director's termination of service. At such time, the RSUs will be paid, at the Board's option, in cash or shares of Common Stock based on the market value of Common Stock upon termination of service. All RSUs reflected are currently vested except for 3,237 RSUs held by Ms. Esteves.

(3) Mr. Kapoor retired from the position of Executive Vice President and Chief Financial Officer on February 9, 2019. The values shown in the table assume no transactions have taken place since February 9, 2019, when Mr. Kapoor ceased to be an executive officer of the Company.

(4) Excludes 16,023 phantom stock units Mr. Pilla is entitled to receive upon his retirement from the Company under the frozen Supplement Executive Retirement Plan.

Beneficial Ownership of Major Stockholders

The following table sets forth information with respect to beneficial owners of more than 5% of our outstanding securities as of February 25, 2019. The information set forth below is based on ownership statements filed with the SEC pursuant to Section 15(d) or 13(g) of the Exchange Act.

Name	Amount of Shares Beneficially Owned	Percentage of Common Stock	Sole Voting Shares	Shared Voting Shares	Sole Investment Shares	Shared Investment Shares
5% STOCKHOLDERS						
The Vanguard Group[1] 100 Vanguard Blvd. Malvern, PA 19355	10,560,087	9.91%	82,406	21,149	10,462,132	97,955
Blackrock, Inc.[2] 55 E. 52nd St. New York, NY 10005	7,376,265	7.0%	6,606,277		7,376,265	
Darsana Capital Partners LP[3] Darsana Capital Partners GP LLC Darsana Master Fund LP Darsana Capital GP LLC Anand Desai 40 West 57th Street, 15th Floor New York, NY 10019	6,750,104	6.4%		6,750,104		6,750,104

(1) Information is based on an amended Schedule 13G filed with the SEC on February 11, 2019.

(2) Information is based on an amended Schedule 13G filed with the SEC on February 6, 2019.

(3) Information is based on an amended Schedule 13G filed with the SEC on February 14, 2019.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires directors, executive officers, and persons who own more than 10% of any registered class of a company's equity securities to file beneficial ownership reports with the SEC. Such reports are filed on Form 3, Form 4, and Form 5 under the Exchange Act, as appropriate. To the Company's knowledge, based solely on a review of these reports and the reporting persons' written representations, the Company believes that all filings required to be made by reporting persons holding the Company's stock were timely filed in accordance with Section 16(a) in 2018, except for one Form 4 for Mr. Johnson (the "Late Form"). The Late Form regarded a sale of 500 shares on March 1, 2018, and was filed on May 9, 2018. The Late Form was not filed on a timely basis because the appropriate staff of the Company did not receive information about the sale until several weeks after it occurred.

PROPOSAL 2 ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS

Overview

Stockholders are being asked to approve, on an advisory basis, the compensation of the named executive officers, or NEOs, as set forth under the heading "Compensation Discussion and Analysis." This vote, which is referred to as the "say-on-pay" vote, is not intended to address any specific item of compensation, but rather the overall compensation of the Company's NEOs and the objectives, policies, and practices described in this Proxy Statement. We conduct a say-on-pay vote annually. The Board believes that executive compensation, as disclosed in this Proxy Statement, aligns with the Company's peer group pay practices and furthers the Company's compensation objectives.

Accordingly, the Board asks the Company's stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed by the Company pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the Summary Compensation Table, and other related tables and disclosures."

The Board will review the voting results of Proposal 2 and take them into consideration when making future decisions regarding executive compensation.

Voting Standard

The affirmative vote of a majority of stockholders present, in person or by proxy, will constitute the stockholders' non-binding approval with respect to Proposal 2.

With respect to Proposal 2, a stockholder may vote "FOR," "AGAINST," or "ABSTAIN." Abstentions and broker non-votes will not be counted as votes "FOR" or "AGAINST" Proposal 2. However, because abstentions and broker non-votes will be counted as present at the Annual Meeting, they will have the effect of votes "AGAINST" Proposal 2.

Under the rules of the NYSE, brokers are prohibited from giving proxies to vote on executive compensation matters unless the beneficial owner of such shares has given voting instructions on the matter. This means that, if your broker is the record holder of your shares, you must give voting instructions to your broker with respect to Proposal 2 if you want your broker to vote your shares on the matter.

⊘ **The Board recommends you vote FOR the resolution approving the compensation of our named executive officers.**

COMPENSATION DISCUSSION AND ANALYSIS

Our 2018 Named Executive Officers

The following Compensation Discussion and Analysis describes the 2018 compensation of our NEOs. Our 2018 NEOs were:

    

THOMAS C. GENTILE III	**SANJAY KAPOOR**	**SAMANTHA J. MARNICK**	**DUANE F. HAWKINS**	**JOHN A. PILLA**
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer	Executive Vice President, Chief Administration Officer and Strategy	Senior Vice President; President, Defense and Fabrication Division	Senior Vice President, Chief Technology and Quality Officer

Compensation Overview

Our executive compensation program is designed to enable us to attract, retain, and incentivize executive officers who can deliver short-term performance results and longer-term stockholder value. The following highlights the key items the Compensation Committee considers in the development, review, and approval of the NEOs' compensation.

Our Compensation Objectives

The Company's executive compensation program is designed to:

1. **Attract, retain, and motivate highly qualified executive officers.** The Company aims to deliver compensation that is market-competitive and designed to retain qualified, experienced, and motivated executives in the competitive aerospace and defense industry.

2. **Reward/pay-for-performance.** A substantial portion of total compensation for executive officers should be variable and deliver rewards based on Company and individual performance. Variable compensation motivates executives to perform. Company performance is measured against established metrics. Individual performance is measured against pre-established objectives and contributions to Company successes.

3. **Align interests of executive officers with those of the Company's stockholders**. In order to align such interests, metrics for determining Company performance should be aligned to the Company's financial results and the creation of stockholder value. Variable compensation should focus on the achievement of financial targets such as revenue, free cash flow, and total shareholder return.

4. **Ensure compensation does not encourage inappropriate risk-taking.** We mitigate risk-taking by balancing short- and long-term incentives, placing caps on potential payments, incorporating challenging performance goals, diversifying the metrics we use to measure performance, enforcing our stock ownership requirements, and maintaining our clawback policy.

Setting Target Pay

The Compensation Committee reviews and approves the target pay levels for our NEOs with respect to salary, our annual cash incentive, and our long-term incentives. In setting these levels, the Compensation Committee reviews peer group compensation levels and broad survey samples provided by the Compensation Committee's independent compensation consultant. In addition, the Compensation Committee reviews the individual responsibilities, goals, and challenges with respect to the position in question, along with the experience, prior performance, and potential of the individual in question. The Company generally sets total annual direct compensation of the NEOs (consisting of base salary, the annual cash incentive, and long-term incentives) at a target level that is at or around the market median, subject to individual circumstances and exceptions. Additional information about the Company's peer group and compensation-setting process can be found under "The Compensation Decision-Making Process," and "Benchmarking" sections.

Aligning Pay with Performance

The Company's success depends largely on the efforts and contributions of its executives and their teams to deliver strong business results and increase stockholder value. The Company uses a balance of short- and long-term incentives as well as cash and non-cash compensation to reward NEOs for their roles in meeting Company objectives. For either short- or long-term incentives, executive officers have the opportunity to earn in excess of market median levels when performance exceeds expectations. Conversely, if performance falls below expectations, the incentives pay below target levels, if at all.

In 2018, we linked pay with performance through the following variable pay:

- **Annual Cash Incentive (the "ACI")**: a short-term incentive, which is paid in cash annually based on Company and individual performance. Company performance goals include revenue, earnings before interest and taxes, adjusted for certain items ("Adjusted EBIT"), and annual free cash flow, adjusted for certain items ("Adjusted FCF"), each over a one-year period.

- **Time-Based Restricted Stock**: a long-term incentive consisting of an award of restricted Common Stock vesting ratably over three years. While vesting is not tied to performance, the increase or decrease in value that the executive receives between the award's grant date and vesting date is tied to stock performance.

- **Performance-Based Restricted Stock**: a long-term incentive consisting of an award of restricted Common Stock that will be earned at the end of a three-year performance period based on the Company's total shareholder return relative to its peer group ("TSR") and on free cash flow as a percentage of revenue ("FCF Percentage") over such period.

Additional information on our incentives can be found under "2018 Compensation Program Elements."

Our Pay Metrics

The table below explains the metrics we used to measure performance with respect to the Company's compensation.

Program	Metric	Percentage of Component / Opportunity	How Performance is Calculated	Reason for Using Metric
ACI (Company Performance Component)	Revenue	20%	Top-line revenue in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"), measured over a one-year period	Aligns with the Company's strategy to grow the top line through winning new business with existing and new customers and the Company provides guidance on this metric
	Adjusted EBIT*	30%	Adjusted EBIT* consists of earnings before interest and taxes, adjusted for non-core earnings impact, measured over a one-year period	Adjusted EBIT* is a common short-term measure of earnings, demonstrating growth in revenue and ability to control costs
	Adjusted FCF*	50%	Adjusted FCF* is calculated by subtracting capital expenditures from GAAP cash from operating activities, measured over a one-year period and adjusted for certain items	Adjusted FCF* is used to align management incentives with the current-year guidance provided to stockholders
Long-Term Incentive Program (Total Award Opportunity)	Stock Price	60%	This portion of the long-term incentive is calculated using a dollar amount, which results in a number of shares based on the price of Common Stock on the third trading day following the earnings call immediately after the grant is approved. Accordingly, the value received upon vesting is directly related to the change in the stock price between the grant date and the vesting date	This metric ties performance of executives' restricted stock awards directly to stock price performance, thus aligning the interests of executives and stockholders
	TSR	20%	Performance is measured based on the ranking of the Company's TSR, expressed as a percentile, relative to the TSR of the Company's peer group over a three-year performance period as compared to threshold, target, and maximum performance goals	This metric ties executive interests to stockholder interests and aligns with proxy advisory policies and market trends
	FCF Percentage*	20%	Performance is measured based on the Company's free cash flow* as a percentage of revenue over a three-year performance period as compared to threshold, target, and maximum performance goals	This metric is used to align long-term incentives with a key valuation driver of our business, which is free cash flow.* Since the Company does not provide multi-year free cash flow* guidance, a percentage of sales is used to drive sustained free cash flow* performance consistent with our established long-term goal of 7-9% of sales; hence, the measurement is over a three-year period

* Please see *Appendix A* for an explanation and reconciliation of these non-GAAP metrics.

The Company's Performance

The Company's one- and three-year total shareholder return compared to its peer group, the Russell 3000 index, and S&P 500 index, is set forth below.



Note: TSR is calculated in the chart above using adjusted close prices. Peer TSR is market-cap weighted at the beginning of each period. Three-year TSR is cumulative. The chart above includes data from all members of the Company's 2016–18 proxy peer group, excluding companies that were acquired during such period (Orbital ATK, B/E Aerospace, Rockwell Collins). For additional information on the companies within our peer group, see "2018 Proxy Peer Group." Source: S&P's Capital IQ.

CEO Target Pay Compared to Peers

The target pay of our CEO as compared to the target pay of other CEOs in our peer group is set forth below:



Note: Represents 2017 target CEO pay for companies within our peer group and 2018 target CEO pay for the Company.

Significant Program-Wide Compensation Decisions in 2018

The Compensation Committee met in January 2018 to discuss and implement changes to the Company's compensation program for the year. In large part, from a programmatic standpoint, the 2018 executive compensation program remained the same as the 2017 program except for the following:

What Changed	Why
Updated vesting terms for Time-Based Restricted Stock awards on retirement, death, and disability: On retirement, death, or disability, the grantee will fully vest in his or her outstanding restricted stock. Retirement means termination on or after the date when the grantee reaches age 62	To be competitive with market practices
Updated vesting terms for Performance-Based Restricted Stock awards on retirement, death, and disability: On retirement, the grantee will vest in a prorated portion of his or her award based on the number of days continuously employed during the performance period, as calculated and certified by the Compensation Committee at the end of the applicable performance period. Retirement means termination on or after the date when the grantee reaches age 62. On death or disability, the grantee will vest in a prorated portion of his or her target award based on the number of days continuously employed during the performance period	To be competitive with market practices
Increased threshold, target, and maximum goals on Performance-Based Restricted Stock awards tied to FCF Percentage:* In 2017, the threshold, target, and maximum goals with respect to FCF Percentage* were 6.0%, 6.7%, and 7.4%, respectively. In 2018, the threshold, target, and maximum goals with respect to FCF Percentage* were 7.0%, 7.75%, and 9.0%, respectively	Incentivize higher levels of performance; better align with market expectations; better align with Company performance targets

* Please see *Appendix A* for an explanation and reconciliation of these non-GAAP metrics.

2018 Compensation Program Elements

There are three major components to the Company's compensation program for NEOs:

Pay Structure

	Compensation Element	Description	Purpose
FIXED COMPENSATION	Base Salary	Cash compensation based on day-to-day responsibilities	• Attracts and retains executive officers • Recognizes responsibilities, experience, and performance
VARIABLE, AT-RISK COMPENSATION	Short-Term ACI	Annual cash incentive paid upon the achievement of Company performance goals relating to revenue, Adjusted EBIT,* and Adjusted FCF,* and individual objectives, each over a one-year period; no guaranteed payout	• Motivates and rewards executives with respect to short-term performance • Aligns executive interests with stockholder interests
	Long-Term Incentives		
	• Time-Based Restricted Stock Award (60%)	Time-based award vesting over three years	• Aids in retention • Aligns executive interests with long-term stockholder value creation • Promotes stock ownership
	• Performance-Based Restricted Stock Awards (40%)	Awards vest on achievement of two equally represented goals: relative TSR and FCF Percentage,* each over a three-year period; no guaranteed payout	• Motivates and rewards executives with respect to long-term performance • Aligns executive interests with long-term stockholder value creation • Aids in retention

* Please see *Appendix A* for an explanation and reconciliation of these non-GAAP metrics.

Base Salary

Base salary is a fixed cash amount designed to attract, retain, and motivate executive officers. In determining base salary, the Compensation Committee considers market data for comparable roles, experience, skill set, prior positions held, performance, and responsibility level. The Company reviews each NEO's base salary annually in January (and as circumstances or changes in responsibilities may require) and makes appropriate adjustments to account for performance, additional responsibilities, and market movement. We set base salary amounts as set forth under "Setting Target Pay."

Annual Cash Incentive

The ACI is an annual cash award granted under the Company's Short-Term Incentive Plan (the "STIP") under the 2014 Omnibus Incentive Plan, as amended (the "OIP"). Each individual receives a total target ACI that is equal to a percentage of his or her total base salary. For 2018, this target amount was equal to 140% of our CEO's base salary, and 100% of the other NEOs' (the "Other NEOs") base salaries. We set ACI target amounts as set forth under "Setting Target Pay."

Payout of the ACI depends on the attainment of individual and Company performance goals. Depending on the level of performance achieved, payout can be between 0 — 200% of target. The objectives of the ACI are to support our pay-for-performance philosophy, align the awards with stockholder interests, and motivate executives to achieve the Company's near-term focus on safety, quality, delivery, and customer focus that drives the Company's long-term performance.

The performance weighting for the NEOs' ACIs are as follows:

- CEO: 80% Company performance; 20% individual performance
- Other NEOs: 75% Company performance; 25% individual performance

With respect to the measurement of the performance components, the Compensation Committee used a scoring scale of 0.0 to 2.0, with 0.0 for unacceptable performance and 2.0 for exceptional performance. Individual scores are calibrated to the Company's performance score as further described below.

Company Performance

The Company Performance component of each NEO's 2018 ACI is scored based on the performance of the Company with respect to three quantitative metrics, each over a one-year period:

- Revenue, representing 20% of total Company performance
- Adjusted EBIT, representing 30% of total Company performance
- Adjusted FCF, representing 50% of total Company performance

The manner in which Adjusted EBIT and Adjusted FCF are calculated is described in *Appendix A*.

In 2018, the Company exceeded its target performance goal with respect to revenue and Adjusted FCF, but did not reach its threshold goal with respect to Adjusted EBIT. As a result, the Compensation Committee determined a 0.89 score had been achieved with respect to Company performance, representing a weighted score of 0.712 for the CEO (representing 80% of his total ACI score), and 0.6675 for each of the Other NEOs (representing 75% of their total ACI scores). The following table summarizes the Company's actual performance relative to the Company's threshold, target, and maximum performance goals for 2018:

2018 ACI Company Metrics Performance

Measure	Weighting	Threshold	Target	Maximum	Actual Result	Assessment
Revenue	20%	$7.10 billion	$7.20 billion	$7.30 billion	$7.22 billion	Exceeded Target
Adjusted EBIT*	30%	$975 million	$1.025 billion	$1.075 billion	$880 million	Below Threshold
Adjusted FCF*	50%	$535 million	$550 million	$600 million	$565 million	Exceeded Target

* The manner in which Adjusted EBIT and Adjusted FCF are calculated is described in *Appendix A*.

Individual Performance

The Individual Performance component of the ACI is intended to further align executive compensation with performance in the Company's focus areas in any given year by establishing relevant individual performance metrics that relate to each NEO's assignments. This component was scored based on the achievement of such individual performance goals. Individual scores were calibrated to reflect the Company's score, which was under the established target of 1.0 for 2018. For example, Mr. Gentile met expectations; however, because the Company score was a 0.89, his individual score was also a 0.89.

To determine the score for the CEO, the Compensation Committee reviewed his annual performance and personal contributions to the Company's financial and operational results. With respect to the Other NEOs, the Compensation Committee first considered the report and recommendation of the CEO with respect to each person's performance and score and, subsequently, the Compensation Committee conducted a subjective review of each NEO's contributions to the Company during the fiscal year. With respect to 2018 performance, the NEOs received the following individual performance scores: Gentile: 0.89, Kapoor: 0.89, Marnick: 1.09, Hawkins: 0.75, and Pilla: 1.04.

For additional payout information, please see "2018 ACI Payouts." Descriptions of the NEOs' 2018 individual performance contributions are set forth in "2018 NEO Performance and Compensation Decisions."

2018 ACI Payouts

The formula for determining the 2018 ACIs and the resulting payouts are reflected in the table below:

NEO	Base Salary ($)[1]	×	Target (Percentage of Base Salary) (%)	=	Target Award ($)	×	Company Performance (80% weighting for CEO; 75% weighting for Other NEOs)[2]	+	Individual Performance (20% weighting for CEO; 25% weighting for Other NEOs)[3]	=	2018 Total Payout ($)
Mr. Gentile	1,241,233		140		1,737,726		0.7120		0.1780		1,546,576
Mr. Kapoor	650,000		100		650,000		0.6675		0.2225		578,500
Ms. Marnick	522,877		100		522,877		0.6675		0.2725		491,504
Mr. Hawkins	533,685		100		533,685		0.6675		0.1875		456,301
Mr. Pilla	456,041		100		456,041		0.6675		0.2600		422,978

(1) With respect to all NEOs other than Mr. Kapoor (his salary did not change in 2018), the ACI payout was calculated using a weighted-average base salary that takes into account their salary changes in 2018.

(2) Reflects a Company score of 0.89 multiplied by the weighting percentage.

(3) Reflects individual performance scores multiplied by the weighting percentage.

Based on Company and individual performance results, the Compensation Committee believes the 2018 NEO ACIs were appropriate and achieved the objectives of the executive compensation program. While the ACIs were earned based on performance in 2018, they were paid out in January 2019. The ACIs are reported as 2018 compensation in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table."

Long-Term Incentives

Long-term incentives are an important component of compensation, as they provide long-term, equity-based variable incentive compensation in keeping with the Company's pay-for-performance philosophy for the entire executive group. Long-term incentives are delivered under the Company's Long-Term Incentive Plan (the "LTIP") under the OIP. Under the OIP, the Compensation Committee selects eligible persons to receive such awards and determines the nature and amount of each such award. For 2018, each NEO received an annual target LTIP award equal to the percentage of his or her total base salary, at the time of the award, as provided in the table below:

NEO	Base Salary ($)	x	Target (Percentage of Base Salary) (%)	=	Target Award ($)
Mr. Gentile	1,250,000		500		6,250,000
Mr. Kapoor	650,000		300		1,950,000
Ms. Marnick	520,000		200		1,040,000
Mr. Hawkins	535,000		230		1,230,500
Mr. Pilla	455,000		190		864,500

The total annual target LTIP award consists of three components:

- Time-Based Restricted Stock, representing 60% of the total target award amount;

- Performance-Based Restricted Stock tied to relative TSR over a three-year performance period, representing 20% of the total target award amount; and

- Performance-Based Restricted Stock tied to FCF Percentage over a three-year performance period, representing 20% of the total target award amount.

Time-Based Restricted Stock

In 2018, 60% of the target award amount was delivered in the form of a Time-Based Restricted Stock award vesting in three equal installments on each of the first, second, and third anniversaries of the grant date, subject to the recipient being employed by the Company on the vesting date. The Compensation Committee grants Time-Based Restricted Stock awards to assist in retaining NEOs and increase their stock ownership, which further aligns our NEOs' interests with those of stockholders. Awards are approved by the Compensation Committee in January and granted in February of

each year. The number of shares granted is determined based on the average of the opening and closing Common Stock prices on the third trading day after the Company's earnings release immediately following the date the award is approved by the Compensation Committee.

Dividends on Time-Based Restricted Stock awards accrue from the grant date and are paid out on vesting. If the underlying award is forfeited, the accrued dividends are forfeited as well.

Performance-Based Restricted Stock Tied to Total Shareholder Return

In 2018, 20% of the target award amount was delivered in the form of a Performance-Based Restricted Stock award tied to TSR. Payout of the award is based on the ranking of the Company's TSR, expressed as a percentile, relative to the TSR of a group of the Company's peers over a three-year tracking period as compared to

threshold, target, and maximum performance goals. Participants are initially granted a number of unvested shares equal to the number of vested shares to which the participant would be entitled upon achievement of the target performance goal. The table below sets forth these performance goals and vesting percentages:

		Threshold*	Target	Maximum
Performance Goal	(Percentile Ranking in Peer Group)	25th	50th	90th
Vesting Percentage	(% of Target Award)	25%	100%	200%

* If performance is below threshold, payout is zero.

For grants made in 2018, the performance period runs from January 1, 2018, to December 31, 2020, and the vesting of the awards is dependent upon the Compensation Committee's certification of the performance goal being achieved. An individual must be continuously performing services (or deemed to be continuously performing services) throughout the entire performance period, or none of the award will be earned.

For grants made in 2018, the TSR for the Company and each member of its peer group for the tracking period will be determined by calculating the percentage increase in the dividend-adjusted average closing share price for the 20 trading days ending December 31, 2017, and the 20 trading days ending December 31,

2020. If the Company's TSR percentile ranking falls between the threshold and the target performance goals or the target and the maximum performance goals, the percentage of the award that a participant will receive is interpolated on a straight-line basis. If the Company's TSR percentile ranking is below the threshold performance goal, the participant will not be entitled to any vested shares, and if the Company's TSR percentile ranking is equal to or higher than the maximum performance goal, the participant will be entitled to a number of vested shares equal to 200% of the target award. The Compensation Committee may apply negative discretion to the award payout. Dividends on Performance-Based Restricted Stock awards tied to TSR do not accrue until the award vests.

Performance-Based Restricted Stock Tied to FCF Percentage

In 2018, 20% of the target award amount was delivered in the form of a Performance-Based Restricted Stock award tied to FCF Percentage. Payout of the award is based on the Company's free cash flow as a percentage of revenue over a three-year tracking period as compared to threshold, target, and maximum performance goals. FCF Percentage is a measure of long-term cash generation driven by

increasing revenue, reducing costs, improving productivity, and efficiently using capital. Participants are initially granted a number of unvested shares equal to the number of vested shares to which the participant would be entitled on achievement of the target performance goal. The table below sets forth these performance goals and vesting percentages:

		Threshold*	Target	Maximum
Performance Goal	FCF Percentage	7.0%	7.75%	9.0%
Vesting Percentage	(% of Target Award)	25%	100%	200%

* If performance is below threshold, payout is zero.

For grants made in 2018, the performance period runs from January 1, 2018, to December 31, 2020, and the vesting of the awards is dependent on the Compensation Committee's certification of the performance goal being achieved. An individual must be continuously performing services through the entire performance period, or none of the award will be earned.

FCF Percentage will be calculated on a cumulative basis over a three-year period (total free cash flow over three years divided by total revenue over three years). If the calculated percentage falls between the threshold and the target performance goals or the target and the maximum performance goals, the percentage of the award that a participant will receive is interpolated on a straight-line basis. If the Company's percentage is below the threshold performance goal, the participant will not be entitled to any vested shares, and if the Company's percentage is equal to or greater than the maximum performance goal, the participant will be entitled to a number of vested shares equal to 200% of the target award. The Compensation Committee may apply negative discretion to the award payout. Dividends on Performance-Based Restricted Stock awards tied to FCF Percentage do not accrue until the award vests.

For an explanation and reconciliation of FCF Percentage, please see *Appendix A.*

2018 NEO Performance and Compensation Decisions

Mr. Gentile, President and Chief Executive Officer

- 2018 Performance: Mr. Gentile's 2018 individual performance met expectations. He led the Company to overcome multiple supply chain challenges and achieve financial and operational results that aligned with our original plans. He reduced Company risk and strengthened our partnership with Boeing by securing a long-term contract that extends into the next decade, executed a new growth strategy by securing newly contracted work content on several programs, and continued to drive significant improvement in supply chain costs.

- 2018 Compensation Decisions:
  - Salary: In January 2018, the Compensation Committee approved an increase from $1,150,000 to $1,250,000, effective February 2, 2018. The increase was based on an evaluation of Mr. Gentile's performance and target compensation as compared to the Company's peer group.

  - Annual Cash Incentive: No changes were made to Mr. Gentile's target during 2018. Mr. Gentile's target was 140% of salary. In January 2019, based on a review of Mr. Gentile's and the Company's performance during 2018, the Compensation Committee approved an ACI of $1,546,576.

  - Long-Term Incentives: The Compensation Committee approved an increase of Mr. Gentile's target amount from 450% to 500% effective February 2, 2018. The increase was based on an evaluation of Mr. Gentile's performance and target compensation as compared to the Company's peer group. In February 2018, Mr. Gentile was granted awards with an aggregate grant date fair value of $6,250,140. Aggregate grant date fair values were determined as set forth in footnote (6) to the "Summary Compensation Table."

Mr. Kapoor, Executive Vice President and Chief Financial Officer

- 2018 Performance: Mr. Kapoor's 2018 individual performance met expectations. Mr. Kapoor delivered significant improvements in working capital, refinanced our debt, and drove stockholder value by executing an accelerated share repurchase plan. Mr. Kapoor retired from the position of Executive Vice President and Chief Financial Officer on January 9, 2019.

- 2018 Compensation Decisions:
  - Salary: Mr. Kapoor's salary remained at $650,000.

  - Annual Cash Incentive: No changes were made to Mr. Kapoor's target during 2018. Mr. Kapoor's target was 100% of salary. In January 2019, based on a review of Mr. Kapoor's and the Company's performance during 2018, the Compensation Committee approved an ACI of $578,500.

  - Long-Term Incentives: The Compensation Committee approved an increase of Mr. Kapoor's target amount from 280% to 300% effective February 2, 2018. The increase was based on an evaluation of Mr. Kapoor's performance and target compensation as compared to the Company's peer group. In February 2018, Mr. Kapoor was granted awards with an aggregate grant date fair value of $1,950,174. Aggregate grant date fair values were determined as set forth in footnote (6) to the "Summary Compensation Table."

Ms. Marnick, Executive Vice President and Chief Administration Officer

- 2018 Performance: Ms. Marnick's 2018 individual performance exceeded expectations. She successfully executed the Company's growth strategy and delivered substantial new business wins, realigned and developed senior talent, significantly improved fringe costs, secured critical government incentives for growth, executed significant union contract extensions, led Company culture change, and improved key stakeholder relationships.

- 2018 Compensation Decisions:

  – Salary: In January 2018, the Compensation Committee approved an increase from $490,000 to $520,000, effective February 2, 2018. The increase was based on an evaluation of Ms. Marnick's performance, level of responsibility, and target compensation as compared to the Company's peer group. In October 2018, the Compensation Committee approved an increase from $520,000 to $550,000, effective October 23, 2018. The increase was based on the addition of responsibilities to Ms. Marnick's role, including strategy and business and regional jets.

  – Annual Cash Incentive: No changes were made to Ms. Marnick's target during 2018. Ms. Marnick's target was 100% of salary. In January 2019, based on a review of Ms. Marnick's and the Company's performance during 2018, the Compensation Committee approved an ACI of $491,504.

  – Long-Term Incentives: The Compensation Committee approved an increase of Ms. Marnick's target amount from 190% to 200% effective February 2, 2018. The increase was based on an evaluation of Ms. Marnick's performance, level of responsibility, and target compensation as compared to the Company's peer group. In February 2018, Ms. Marnick was granted awards with an aggregate grant date fair value of $1,040,241. Aggregate grant date fair values were determined as set forth in footnote (6) to the "Summary Compensation Table." In October 2018, the Compensation Committee approved an increase of Ms. Marnick's target amount from 200% to 215% effective October 23, 2018 (to affect the long-term incentives to be granted in future years). The increase was based on the addition of responsibilities to Ms. Marnick's role, including strategy and business and regional jets.

Mr. Hawkins, Senior Vice President; President, Defense and Fabrication Division

- 2018 Performance: Mr. Hawkins' 2018 individual performance met expectations overall. Despite multiple challenges in the Boeing 737 production line in 2018, he helped the line recover and ended the year strong on deliveries. He successfully exceeded expectations on defense programs, resulting in growth to the Company's defense business.

- 2018 Compensation Decisions:

  – Salary: In January 2018, the Compensation Committee approved an increase from $520,000 to $535,000, effective February 2, 2018. The increase was based on an evaluation of Mr. Hawkins' performance, level of responsibility, and target compensation as compared to the Company's peer group.

  – Annual Cash Incentive: No changes were made to Mr. Hawkins' target during 2018. Mr. Hawkins' target was 100% of salary. In January 2019, based on a review of Mr. Hawkins' and the Company's performance during 2018, the Compensation Committee approved an ACI of $456,301.

  – Long-Term Incentives: The Compensation Committee approved an increase of Mr. Hawkins' target amount from 220% to 230% effective February 2, 2018. The increase was based on an evaluation of Mr. Hawkins' performance, level of responsibility, and target compensation as compared to the Company's peer group. In February 2018, Mr. Hawkins was granted awards with an aggregate grant date fair value of $1,230,603. Aggregate grant date fair values were determined as set forth in footnote (6) to the "Summary Compensation Table."

Mr. Pilla, Senior Vice President, Chief Technology and Quality Officer

- 2018 Performance: Mr. Pilla's 2018 individual performance exceeded expectations. He established new research and technology strategies positioning Spirit to take on new commercial and defense packages. Mr. Pilla also led Spirit engineering and quality teams in factory automation efforts and initiatives that increased the factories' ability to manage rate growth in the future.

- 2018 Compensation Decisions:

  – Salary: In January 2018, the Compensation Committee approved an increase from $425,000 to $455,000, effective February 2, 2018. The increase was based on an evaluation of Mr. Pilla's performance, level of responsibility, and target compensation as compared to the Company's peer group. In October 2018, the Compensation Committee approved an increase from $455,000 to $475,000, effective October 23, 2018. The increase was based on an evaluation of Mr. Pilla's performance, additional level of responsibility, and target compensation as compared to the Company's peer group.

  – Annual Cash Incentive: No changes were made to Mr. Pilla's target during 2018. Mr. Pilla's target was 100% of salary. In January 2019, based on a review of Mr. Pilla's and the Company's performance during 2018, the Compensation Committee approved an ACI of $422,978.

  – Long-Term Incentives: No changes were made to Mr. Pilla's target during 2018. Mr. Pilla's target amount was 190%. In February 2018, Mr. Pilla was granted awards with an aggregate grant date fair value of $864,680. In October 2018, Mr. Pilla was granted a Time-Based Restricted Stock award with an aggregate grant date fair value of $500,064. Aggregate grant date fair values were determined as set forth in footnote (6) to the "Summary Compensation Table."

The Compensation Decision-Making Process

The Compensation Committee is responsible for establishing, implementing, and monitoring compliance with the Company's compensation objectives. Further, the Compensation Committee is responsible for setting compensation for, and reviewing performance of, the Company's executive officers. Pursuant to its charter, the Compensation Committee has the authority to delegate its responsibilities to such subcommittees as it deems appropriate, so long as the subcommittee is solely comprised of one or more members of the Compensation Committee. In setting executive officer compensation, the Compensation Committee takes into consideration the following:

- The CEO's self-assessment and performance review of the Other NEOs;
- The Compensation Committee's and Board's views of the NEOs' performance;
- The counsel and recommendations of the Company's CEO and Chief Administration Officer;
- Recommendations of other members of the Compensation Committee;

- Results from benchmarking against the Company's peer group and survey data; and
- The analysis and consulting advice of its independent compensation consultant.

Generally, the Compensation Committee strives for internal equity among the Company's NEOs and accordingly, the types of compensation and benefits offered to the Company's NEOs are consistent among the group. The Compensation Committee continues to examine existing and new compensation programs and practices to ensure that the Company's compensation programs remain appropriate and consistent with the Company's overall objectives and market practice.

The chart below reflects the annual compensation-setting process by regularly scheduled meeting of the Compensation Committee. In addition to the following, the CEO's performance, along with all Company performance metrics used in the ACI or long-term incentives, are monitored and discussed quarterly.



October Meeting:
Discuss compensation design for upcoming year and anticipated changes; conduct risk analysis of compensation programs; update compensation risk register

January Meeting:
Review best practices, market trends, and benchmarking results; evaluate NEOs' performance; review and approve NEO annual compensation including salary, short- and long-term incentives, and other similar arrangements

July Meeting:
Conduct a mid-year performance review of executive officers; review talent strategy and proposed changes to executive officers; review peer group composition

February Meeting:
Review and approve compensation discussion and analysis and compensation committee report in proxy statement

April Meeting:
Review ISS and Glass Lewis reports on executive compensation and discuss resulting action steps; review regulatory matters; review stock ownership requirements

Benchmarking

Each year, the Compensation Committee, with the assistance of management and the independent compensation consultant, reviews external market data in order to determine the competitiveness of our compensation packages, highlight trends and regulatory implications, and develop incentive plan design alternatives. The market data reviewed is from the Company's peer group and nationally recognized published survey data.

2018 Proxy Peer Group

The Company uses its peer group as a reference point for compensation design and award decisions. The Company's peer group consists of companies similar to Spirit in size and operations (emphasizing aerospace and defense and auto-component manufacturers) and/or companies that compete with Spirit for executive talent. For 2018, the Company's peer group was as follows (the companies are ranked by revenue and all ticker symbols are for the NYSE):

Company Name	2017 Revenue ($ in billions)	Market Cap as of 12/31/2017 ($ in billions)
Textron (TXT)	14.2	14.9
Ingersoll-Rand (IR)	14.2	22.3
Arconic (ARNC)	13.0	13.1
Parker-Hannifin Corporation (PH)	12.0	26.6
Borg Warner (BWA)	9.8	10.8
L3 Technologies (LLL)	9.6	15.5
Tenneco (TEN)	9.3	3.0
Huntington Ingalls (HII)	7.4	10.7
Spirit AeroSystems Holdings (SPR)	**7.0**	**10.1**
Harris Corp (HRS)	5.9	16.9
Terex (TEX)	4.4	4.1
Triumph Group (TGI)	3.5	1.4
Teledyne Technologies (TDY)	2.6	6.4
Moog (MOG-A)	2.5	3.1
Curtiss-Wright (CW)	2.3	5.4
Esterline Technologies Corporation (ESL)	2.0	2.2

Changes to Proxy Peer Group for 2019

In January 2019, the Compensation Committee evaluated the Company's peer group and added Hexcel (HXL) to the peer group, effective with the Performance-Based Restricted Stock awards tied to TSR that were granted in February 2019.

Survey Data

In addition to benchmarking using the peer group, the Company also uses a broad survey sample from the independent compensation consultant's executive compensation survey. The survey analysis considers companies in relevant industries (aerospace and defense, machinery, auto-component, and electrical equipment) as well as companies in other industries, when necessary, to complement data limitations. Survey data was size-adjusted to approximate the Company's revenue either through regression or by limiting the survey sample to comparably sized companies. This information was used by the Compensation Committee in establishing the compensation packages and target goals for the NEOs.

Independent Compensation Consultant

The Compensation Committee's Charter allows the committee to engage an independent compensation consultant to advise on executive compensation matters. For 2018, the Compensation Committee engaged Willis Towers Watson directly for the purpose of providing analysis and advice with respect to compensation matters. The Compensation Committee has determined, after considering criteria from the SEC and NYSE, that Willis Towers Watson does not have any conflicts of interest that would prevent objectivity.

Consideration of Advisory Stockholder Vote on Executive Compensation

The Company believes it is appropriate to seek and reflect the views of its stockholders on the design and effectiveness of the Company's executive compensation program. Accordingly, consistent with the Company's most recent say-on-pay frequency vote in April 2017, the Company holds an annual say-on-pay vote. At the Company's 2018 annual meeting of stockholders, approximately 90% of stockholders present in person or by proxy voted in favor of the Company's executive compensation programs. The Compensation Committee takes the annual say-on-pay proposal voting results into consideration when making future decisions regarding executive compensation.

Compensation Risk Assessment

In October each year, and as otherwise deemed necessary, the Compensation Committee assesses risks presented by our compensation program and award structures. This assessment is used to determine whether any of our compensation components incentivize executives to take risks that are not in the Company's or stockholders' best interests. In 2018, our Compensation Committee reviewed the following risk factors relative to our current compensation programs:

- Senior talent acquisition and the ability to recruit and retain talent at market-based compensation levels.

- Senior talent loss due to misalignment of strategic decisions and incentives, including balancing long-term incentives with the investment requirement for long-term objectives.

- Matching compensation to Company performance in relation to meeting stockholder expectations to balance short- and long-term incentives to achieve growth strategies.

- Potential for material restatement of earnings to impact incentive plan calculations.

- Clawback policy requirements aligned with market in regard to talent recruitment and retention.

- Potential for unforeseen one-time events beyond management's control that affect incentive plan calculations.

- Potential for management decisions based on short-term objectives unbalanced with long-term Company performance.

- Potential for unrealized talent investment due to underperforming individuals.

After reviewing our current compensation program and award structures, the Compensation Committee determined that our program does not incentivize executives to take such risks in light of the following features:

- We diversify the compensation delivered to executives — the individual components and performance goals each incentivize different behaviors (short-term focus, long-term focus, etc.) in an attempt to balance our executives' interests;

- We have maximum payouts, or caps, on our performance-based compensation — the highest amount that can be paid with respect to our ACIs or performance-based long-term incentives is 200%;

- The Compensation Committee reserves the right to exercise negative discretion over performance-based awards;

- We deliver compensation using several vehicles, including cash, stock, and perquisites;

- We maintain a clawback policy that allows us to recover compensation awarded based on certain improper conduct by executives;

- Our NEOs and other executives must comply with stringent stock ownership requirements; and

- We have engaged an independent compensation consultant to advise us on compensation practices.

Other Compensation Elements and Information

Benefits and Perquisites

In addition to the four basic compensation elements, we provide our NEOs with the additional benefits and perquisites described below. Benefits and perquisites received by NEOs are included in the "All Other Compensation" column of the "Summary Compensation Table." These benefits are based on an assessment of benefits offered by our peers and competitors and are important for retaining the Company's executive officers.

Benefit/Perquisite	Explanation
Retirement and Savings Plan (the "RSP")	• The RSP is a tax-qualified defined contribution plan for certain eligible salaried employees. The Company makes both matching and non-matching contributions under the RSP. • Matching: The Company matches 75% of the employee's contributions up to a maximum of 6% of the employee's base pay (provided the employee contributes 8%). The matching contributions are immediately 100% vested. • Non-Matching: The Company makes an additional, non-matching contribution following the end of each calendar year based on an employee's age and vesting service, provided that the employee is employed by the Company on December 31 of the applicable year and has earned a year of vesting service. If age plus vesting service totals less than 60, employees receive a contribution equal to 1.5% of base salary; if age plus vesting service totals at least 60 but less than 80, employees receive a contribution equal to 3% of base salary; and if age plus vesting service totals 80 or more, employees receive a contribution equal to 4.5% of base salary. These contributions are 25% vested at two years, 50% vested at three years, 75% vested at four years, and 100% vested at five years of vesting service. • Transition Contribution: An additional contribution is available to employees who were previously Boeing employees and meet certain other requirements. Other than Mr. Pilla, none of the NEOs is eligible for this additional contribution. Mr. Pilla receives an annual transition contribution amount of 3.5% of base salary. All such contributions are vested immediately as Mr. Pilla has met the five-year service requirement. The transition contribution will cease after 2020, with final payment for the first six months of 2020 made in 2021.
Deferred Compensation Plan (the "DCP")	This nonqualified plan allows eligible Spirit employees, including each of our NEOs, to defer receipt of a portion of their base salary or ACI. In addition, the DCP allows for discretionary contributions by the Company into a separate account in the DCP. Deferred amounts and discretionary Company contributions are credited with a rate of return equal to 120% of the applicable federal long-term rate for October of the prior fiscal year. For 2019, the interest crediting rate is 3.59%.
Perquisite Allowance Plan	Under the Company's Perquisite Allowance Plan, the CEO receives an annual allowance of $25,000, while the Other NEOs receive an annual allowance of $13,000. Participants may select the perquisite items to be funded from their allowances subject to certain limitations set forth in the Perquisite Allowance Plan. Any portion of a participant's annual allowance not used by the end of the applicable calendar year is forfeited except upon a qualifying termination in a change-in-control. See "Potential Payments Upon Termination or Change-in-Control."
Executive Security	Some of our NEOs receive personal or home security provisions. These provisions are based on business-related security concerns and have been assessed by an independent security consulting firm and deemed necessary and appropriate for the protection of the Company's NEOs.
Personal Corporate Aircraft Use	For security reasons, the Company's CEO and certain executives are authorized to use the corporate aircraft for a limited amount of personal travel. Other NEOs do not use the corporate aircraft for personal travel unless approved by the CEO. No tax gross-ups are provided for this benefit.
Relocation Benefits	We provide relocation assistance to employees including our NEOs. In 2018, the Company provided Mr. Gentile relocation assistance for certain qualified relocation expenses. Where appropriate, the Company provides a gross-up to cover tax liabilities associated with relocation assistance.
Post-Retirement Medical Coverage	The Company has two programs for post-retirement medical coverage. Under the first program, benefits are available to employees who were previously Boeing employees and who retire from the Company between the ages of 62 and 65 (and who meet certain other requirements). Under the second program, benefits are available to (i) employees who retire from the Company at age 55 or later with ten years of service to the Company, and (ii) employees who retire from the Company at age 60 or later with five years of service to the Company. Under either program, benefits cease at age 65. Other than Mr. Pilla, none of our NEOs is currently eligible for this coverage.

Discontinued and Frozen Benefit Plans and Arrangements

The Company pays certain benefits through discontinued and frozen benefit plans and arrangements, which include the Supplemental Executive Retirement Plan (the "SERP") and the Pension Value Plan (the "PVP"). A significant portion of Spirit's operations related to Boeing aerostructures was owned and controlled by Boeing until 2005. In connection with the acquisition of these assets from Boeing, the Company adopted the SERP in order to attract certain employees from Boeing. The SERP provides supplemental, nonqualified retirement benefits to executives who (1) had their benefits transferred from a Boeing nonqualified plan to the SERP, and (2) did not elect to convert their SERP benefit into phantom stock units as of June 17, 2005. Benefits under this plan were frozen as of the date of the Boeing acquisition. There are no SERP annuity benefits presently payable to any of the NEOs. Mr. Pilla elected to convert his SERP benefit as of June 17, 2005, into 16,023 phantom stock units.

Also in connection with the Boeing acquisition, the Company adopted the PVP for certain eligible employees of Boeing, and allowed for the transfer of pension values from Boeing pension plans. The PVP is a frozen plan and no additional employees are becoming participants in the PVP and no current participants are accruing any additional benefits (other than interest credits). The PVP is fully paid for by the Company, and the Company's employees are vested after reaching five years of service. Other than Mr. Pilla, none of the NEOs received benefits under the PVP or SERP in 2018 or is eligible to participate in such plans. Mr. Pilla's participation in the PVP is detailed under "Pension Benefits." Mr. Pilla's phantom stock units under the SERP are described under "Nonqualified Deferred Compensation."

Post-Termination Payments and Change-in-Control Compensation

The Company believes competitive severance protection is an appropriate incentive in attracting and retaining executive talent. The Company has provided for post-termination severance compensation through certain individual employment agreements and has also agreed to individual severance arrangements at the time of termination of employment, taking into account the specific facts and circumstances of termination. Certain of our employment agreements provide benefits upon a change-in-control.

Further, certain of the Company's benefit plans provide for compensation upon termination or in connection with a change-in-control. Beginning in 2018, the ACI, long-term incentives, and Perquisite Allowance Plan are subject to a double trigger change-in-control provision.

You can find additional information regarding the Company's practices in providing compensation in connection with termination of employment under the heading "Potential Payments Upon Termination or Change-in-Control."

Stock Ownership Requirements

The Company maintains stock ownership requirements for its NEOs and other senior executives to further promote alignment of management and stockholder interests. The ownership requirements (measured by the value of the Company's stock required to be held) are based on a multiple of base salary tied to pay grade. The stock ownership requirements establish the following target levels for Company stock ownership:

Officer Level	Target Level (Multiple of Annual Base Salary)
Chief Executive Officer	5x
Executive Vice Presidents/Senior Vice Presidents	3x
Vice Presidents	1x

The stock ownership requirements mandate that the CEO and other senior officers accumulate their required positions within the later of: (i) five years after the adoption of the guidelines, or (ii) five years after being hired or promoted into the officer position. The Company believes that five years provides a reasonable goal for executives to accumulate shares through earned incentive awards.

During the five-year accumulation period, all NEOs are expected to continuously accumulate qualifying equity until they meet the minimum stock ownership guideline.

The Company reviews ownership positions on an annual basis. Based on the review conducted in 2018, the Company determined that the NEOs own appropriate amounts of Company stock in light of the minimum stock ownership requirements and the portions of their respective accumulation periods that have passed. The Company may restrict any officer from liquidating any of his or her then-current holdings in Company stock, except for those shares that are sold to meet Company tax-withholding requirements. The Company may modify or waive the requirements of the guidelines at its discretion if it determines that compliance would result in severe hardship for an officer. Note that the Company's insider trading policy prohibits Company employees from engaging in short sales of the Company's securities and entering into short-term trades involving the Company's securities. Further, the Company's insider trading policy also prohibits employees from pledging the Company's securities as collateral for a loan.

Accounting and Tax Treatment of Compensation

When evaluating the Company's compensation programs, the Company takes into account the various accounting, tax, and disclosure rules associated with such matters, including Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") and Section 409A of the Code. Section 162(m) generally imposes a $1 million limit on the amount that a public company may deduct for compensation paid to "covered employees" each year. The Compensation Committee generally seeks to award compensation that would allow it to preserve tax deductions; however, the Compensation Committee reserves the right to set compensation at the levels and in the manner (tax-deductible or not) that it determines to be in the best interests of the Company and its stockholders.

Summary Compensation Table

The following table summarizes the compensation of the NEOs for the last three fiscal years.

Name and Principal Position	Year	Salary ($) [4]	Bonus ($) [5]	Stock Awards ($) [6]	Non-Equity Incentive Plan Compensation ($) [7]	Change in Pension Value and Nonqualified Deferred Compensation Earnings [8]	All Other Compensation ($) [9]	Total ($)
Thomas C. Gentile III President and CEO[1]	2018	1,241,233		6,250,140	1,546,576		861,744	9,899,693
	2017	1,144,223		5,175,087	2,578,703		1,009,385	9,907,398
	2016	770,773		3,000,045	2,234,460		169,476	6,174,754
Sanjay Kapoor EVP and CFO	2018	650,000		1,950,174	578,500		81,541	3,260,215
	2017	650,000		1,820,067	1,046,500		39,148	3,555,715
	2016	624,229		2,696,650	973,882		127,208	4,421,969
Samantha J. Marnick EVP, CAO and Strategy	2018	522,877		1,040,241	491,504		149,309	2,203,930
	2017	490,006		931,048	788,410		141,475	2,350,939
	2016	460,465		1,405,583	719,204		213,332	2,798,584
Duane F. Hawkins SVP; President, Defense and Fabrication Division[2]	2018	533,685		1,230,603	456,301		45,630	2,266,218
	2017	517,691		1,144,036	831,827		33,657	2,527,211
	2016	497,684		1,000,076	756,097		57,905	2,311,762
John A. Pilla SVP, Chief Technology and Quality Officer[3]	2018	456,041		1,364,744	422,978		61,064	2,304,827

(1) Mr. Gentile was appointed Executive Vice President and Chief Operating Officer of the Company effective April 1, 2016.

(2) Mr. Hawkins served as the Company's SVP and GM, Boeing, Defense, Regional/Jet Programs, and Global Customer Support until October 1, 2018. Effective October 1, 2018, Mr. Hawkins was given responsibility for defense and fabrication operations.

(3) Mr. Pilla was not an NEO in the fiscal years ended December 31, 2017 and 2016. Accordingly, no information is displayed for those years.

(4) For NEOs who received salary increases during the fiscal year, these numbers reflect a weighted amount based on the portions of the years for which their new compensation arrangements applied.

(5) Because the Annual Cash Incentive ("ACI") has mandatory performance measures that must be achieved for any payout, the ACI is shown in the "Non-Equity Incentive Plan Compensation" column of the table.

(6) Amounts shown represent the aggregate grant date fair value of awards granted to NEOs during the applicable year, as determined in accordance with FASB ASC Topic 718. These grant date fair values represent the accounting expense to be recorded for the award and are not reflective of the actual value that may be recognized by an NEO with respect to the award. In 2018, each NEO received a Time-Based Restricted Stock award ("RS"), a Performance-Based Restricted Stock award tied to TSR ("PB-TSR"), and a Performance-Based Restricted Stock award tied to FCF Percentage ("PB-FCF"). The assumptions made by the Company in calculating these amounts are incorporated herein by reference to Note 18 to the Company's consolidated financial statements in the Company's Annual Report on Form 10-K for 2018. The grant date fair value of the RSs is equal to the number of shares granted multiplied by $89.32, the average of the opening and closing prices of Common Stock on February 7, 2018, the grant date. The grant date fair value of the PB-TSRs is equal to the number of shares granted at target multiplied by $112.55, which was determined using a Monte Carlo simulation model based on the probable ranking of the Company's TSR relative to the TSR of a group of the Company's peers. If it is assumed that the maximum level of performance is achieved with respect to the PB-TSRs (and thus the maximum number of shares are awarded to the NEOs), using the average of the opening and closing prices of Common Stock on the grant date, the value of the PB-TSRs would be as follows: Mr. Gentile: $1,984,154; Mr. Kapoor: $619,166; Ms. Marnick: $330,305; Mr. Hawkins: $390,686; and Mr. Pilla: $274,570. The grant date fair value of the PB-FCFs is equal to the number of shares granted at target multiplied by $89.18, the average of the opening and closing prices of Common Stock on the grant date, adjusted for dividends (as dividends do not accrue on PB-FCFs until vesting). If it is assumed that the maximum level of performance is achieved with respect to the PB-FCFs (and thus the maximum number of shares are awarded to the NEOs), using the average of the opening and closing prices of Common Stock on the grant date, the value of the PB-FCFs would be as follows: Mr. Gentile: $2,503,997; Mr. Kapoor: $781,371; Ms. Marnick: $416,767; Mr. Hawkins: $493,046; and Mr. Pilla: $346,383. For additional information on the awards, see "2018 Compensation Program Elements." In addition, Mr. Pilla's amount includes the grant date fair value of an RS of 6,135 shares of Common Stock received on October 23, 2018. The same assumptions set forth above apply. The grant date fair value of this RS is equal to the number of shares granted multiplied by $81.51, the average of the opening and closing prices of Common Stock on October 23, 2018, the grant date.

(7) Represents ACIs earned by the NEOs.

(8) With respect to change in pension value, no amount is shown for Mr. Pilla as there was an aggregate decrease of $28,983 in the actuarial present value of Mr. Pilla's accumulated benefits under the Pension Value Plan during the year. This amount was determined using interest rate and mortality rate assumptions consistent with those used in our audited financial statements. For 2018, Mr. Pilla's decrease is due largely to the increase in the applicable discount rate from December 31, 2017, to December 31, 2018. Additional information regarding our Pension Value Plan is set forth in "Pension Benefits." With respect to nonqualified deferred compensation earnings, none of the NEOs received any earnings on their deferred compensation based on above-market or preferential rates.

(9) The following table shows "All Other Compensation" amounts for our NEOs in 2018:

Name	Life Insurance[a] ($)	Financial and Tax Services[b] ($)	Personal Aircraft Usage[c] ($)	Personal Travel Expenses[d] ($)	Personal Security[e] ($)	Relocation Expenses and Gross-Ups[f] ($)	Deferred Compensation Plan Contributions[g] ($)	Company Contributions Under Tax-Qualified Contribution Plan[h] ($)	Other[i] ($)	Total ($)
Thomas C. Gentile III	816	16,600	56,376			124,843	600,000	30,375	32,734	861,744
Sanjay Kapoor	816		32,257	13,000	1,091			33,375	1,002	81,541
Samantha J. Marnick	816	975	4,068	12,025	10,200		100,000	21,224		149,309
Duane F. Hawkins	816	13,000	4,068		1,091			26,654		45,630
John A. Pilla	743			9,463				47,322	3,537	61,064

(a) Amounts shown reflect Company contributions toward group life insurance.

(b) Amounts shown reflect financial, tax-preparation, and other related services paid for by the Company.

(c) Amounts shown reflect the incremental cost to the Company of personal usage of its corporate aircraft. The incremental cost to the Company for personal aircraft usage is determined by dividing direct operating costs per aircraft by the total number of flight hours per aircraft, resulting in a cost per hour, and multiplying the cost per hour by the hours of personal usage. Direct operating costs include variable costs less revenue derived from charter flights. Variable costs include fuel, maintenance expenses, parts and supplies, landing fees, ground services, catering, and crew expenses associated with such use, including those associated with "deadhead" flights related to such use. Because corporate aircraft is used primarily for business travel, the methodology excludes fixed costs that do not change based on usage. Fixed costs include pilot salaries, the purchase or lease costs of the aircraft, and the cost of maintenance not related to personal travel. Executives, their families, and invited guests occasionally fly on the corporate aircraft as additional passengers on business flights. In those cases, the aggregate incremental cost to the Company is a de minimis amount, and as a result, no amount is reflected in the Summary Compensation Table. Executives, directors, their families, and invited guests also occasionally fly on the corporate aircraft as additional passengers on personal flights that are attributed to another executive, in which case the entire incremental cost is allocated to the executive who arranged for the personal flight. The Company does not grant bonuses to cover, reimburse, or "gross-up" any income tax owed for personal travel on corporate aircraft.

(d) Amounts shown reflect the NEOs' personal travel expenses (or travel expenses of their spouses) and personal commercial flights paid for by the Company.

(e) Amounts shown reflect the incremental cost of personal or home security services for the NEOs that were deemed to be necessary and appropriate based on risk assessments performed by an independent security firm.

(f) Amounts shown reflect relocation expenses reimbursed by the Company and associated tax gross-ups.

(g) Amounts shown reflect Company contributions to the accounts of its eligible NEOs under the DCP. See "Other Compensation Elements and Information — Benefits and Perquisites."

(h) Amounts shown reflect matching and non-matching contributions made by the Company under the RSP. See "Other Compensation Elements and Information — Benefits and Perquisites."

(i) For Mr. Gentile, amounts shown reflect executive physical costs of $2,750, costs relating to personal use of country club memberships of $5,036, personal driving fees of $16,548, and $8,400 for the value of forfeited shares in connection with Mr. Gentile's resignation from a private company's board of directors (such value was claimed by Mr. Gentile through the Company's Perquisite Allowance Plan). For Messrs. Kapoor and Pilla, amounts shown reflect costs relating to personal use of a country club membership.

Employment Agreements

Spirit has employment agreements with all of its NEOs except for Mr. Pilla. A brief description of certain material terms is below.

Mr. Gentile's Employment Agreement

On February 13, 2016, we entered into an employment agreement, effective April 1, 2016, with Mr. Gentile with respect to his position as Executive Vice President and Chief Operating Officer. Pursuant to the employment agreement, Mr. Gentile received a base salary of $1,000,000 per year, which could be changed based on performance. In addition, Mr. Gentile was eligible for an ACI equal to 140% of his base salary and an annual target LTIP award equal to 300% of his base salary. Mr. Gentile was also entitled to participate in the executive relocation program and receive an annual DCP Company contribution of $600,000.

The Company granted Mr. Gentile a sign-on award of $3,000,000 in shares of restricted stock. Half of the award vested on April 1, 2017, and the other half vested on April 1, 2018.

Effective August 1, 2016 (in recognition of Mr. Gentile's appointment as President and CEO), Mr. Gentile's base salary was increased to $1,100,000 and his annual target LTIP award was increased to 400% of his annual base salary. Effective February 3, 2017, Mr. Gentile's base salary was increased to $1,150,000, and his annual target LTIP award was increased to 450% of his base salary. In January 2018, Mr. Gentile's salary was increased to $1,250,000, and his annual target LTIP award was increased to 500%. In January 2019, Mr. Gentile's salary was increased to $1,300,000, his annual target ACI award was increased to 145% of his annual base salary, and his annual target LTIP award was increased to 550% of his annual base salary.

Potential payments and termination events under Mr. Gentile's employment agreement are described under "Potential Payments Upon Termination or Change-in-Control — Employment Agreements."

Mr. Kapoor's Employment Agreement

On August 23, 2013, we entered into an employment agreement, effective September 23, 2013, with Mr. Kapoor with respect to his position as Senior Vice President and Chief Financial Officer. The agreement provided for a three-year initial term and would be automatically extended for successive one-year periods thereafter. Pursuant to the employment agreement, Mr. Kapoor was entitled to a base salary of $525,000, which could be changed based on performance. In addition, Mr. Kapoor was eligible for an ACI equal to 100% of his base salary, an annual target LTIP award of 200% of his base salary, and, from time to time, a target discretionary bonus in the form of cash or equity of 10% of earned base salary. Mr. Kapoor was also entitled to participate in the executive relocation program.

The Company granted Mr. Kapoor $2,000,000 in restricted stock as a sign-on award, which fully vested in 2017. In addition, Mr. Kapoor received a cash signing bonus of $150,000 to be paid within 30 days of the effective date, and an additional cash signing bonus of $100,000 to be paid on the first pay period following the first anniversary of the effective date.

Effective January 30, 2015, Mr. Kapoor's base salary was increased to $565,000. Effective February 5, 2016, Mr. Kapoor's base salary was increased to $600,000, and his annual target LTIP award was increased to 220% of his base salary. In May 2016, the Board increased Mr. Kapoor's base salary to $650,000 and his annual target LTIP award to 280% of his base salary. On July 26, 2016, Mr. Kapoor's title was changed to Executive Vice President and Chief Financial Officer. In January 2018, Mr. Kapoor's annual target LTIP award was increased to 300% of his base salary.

Potential payments and termination events under Mr. Kapoor's employment agreement are described under "Potential Payments Upon Termination or Change-in-Control — Employment Agreements." Mr. Kapoor retired from the position of Executive Vice President and Chief Financial Officer on January 9, 2019.

Other Employment Agreements

Both Ms. Marnick and Mr. Hawkins have employment agreements with the Company. However, both of their roles have changed significantly since the employment agreements were entered into, and all termination benefits expressly provided by the agreements have expired. Accordingly, the Company does not believe a description of the terms of such agreements is necessary to understand the information disclosed in the "Summary Compensation Table."

Grants of Plan-Based Awards in 2018

The following table presents information regarding grants of plan-based awards to the NEOs during the fiscal year ended December 31, 2018. For more information on the terms applicable to the awards reflected below, please see "2018 Compensation Program Elements."

Name	Grant Date	Date Award Approved by Board	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards	
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Number of Shares of Stock (#)	Grant Date Fair Value of Stock Awards ($)
Thomas C. Gentile III										
ACI[1]			434,432	1,737,726	3,475,452					
RS[2]	2/7/2018	1/23/2018							41,984	3,750,011
PB-TSR[3]	2/7/2018	1/23/2018				2,777	11,107	22,214		1,250,093
PB-FCF[4]	2/7/2018	1/23/2018				3,505	14,017	28,034		1,250,036
Sanjay Kapoor										
ACI[1]			162,500	650,000	1,300,000					
RS[2]	2/7/2018	1/23/2018							13,099	1,170,003
PB-TSR[3]	2/7/2018	1/23/2018				867	3,466	6,932		390,098
PB-FCF[4]	2/7/2018	1/23/2018				1,094	4,374	8,748		390,073
Samantha J. Marnick										
ACI[1]			130,719	522,877	1,045,753					
RS[2]	2/7/2018	1/23/2018							6,987	624,079
PB-TSR[3]	2/7/2018	1/23/2018				463	1,849	3,698		208,105
PB-FCF[4]	2/7/2018	1/23/2018				584	2,333	4,666		208,057
Duane F. Hawkins										
ACI[1]			133,421	533,685	1,067,370					
RS[2]	2/7/2018	1/23/2018							8,266	738,319
PB-TSR[3]	2/7/2018	1/23/2018				547	2,187	4,374		246,147
PB-FCF[4]	2/7/2018	1/23/2018				690	2,760	5,520		246,137
John A. Pilla										
ACI[1]			114,010	456,041	912,083					
RS[2]	2/7/2018	1/23/2018							5,808	518,771
PB-TSR[3]	2/7/2018	1/23/2018				385	1,537	3,074		172,989
PB-FCF[4]	2/7/2018	1/23/2018				485	1,939	3,878		172,920
RS[5]	10/23/2018	10/23/2018							6,135	500,064

(1) Represents ACIs that were paid in February 2019 but granted and earned in 2018. The actual ACI amounts are reported in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table." The threshold, target, and maximum figures were calculated on a weighted-average basis, giving effect to any changes made to the applicable NEO's base salary or ACI target during 2018.

(2) Represents RSs that vest annually over three years, beginning February 7, 2019, if such NEO remains employed by the Company on each annual vesting date. The grant date fair value of the award, which is reported in the "Stock Awards" column of the "Summary Compensation Table," is equal to the number of shares multiplied by $89.32, the average of the opening and closing prices of Common Stock on the grant date.

(3) Represents PB-TSRs that vest at the end of the three-year performance period based on the ranking of the Company's TSR relative to the TSR of each of the companies in the Company's peer group. The grant date fair value of the award, which is reported in the "Stock Awards" column of the "Summary Compensation Table," is equal to the number of shares granted at target multiplied by $112.55, which was determined using a Monte Carlo simulation based on the probable ranking of the Company's TSR relative to a group of the Company's peers. Actual payout may be zero or range from 25% to 200% of the target shares granted.

(4) Represents PB-FCFs that vest at the end of the three-year performance period based upon the achievement of a certain percentage of free cash flow as a percentage of revenue on a cumulative basis over the period. The grant date fair value of the award, which is reported in the "Stock Awards" column of the "Summary Compensation Table," is equal to the number of shares granted at target multiplied by $89.18, the average of the opening and closing prices of Common Stock on the grant date, adjusted for dividends. Actual payout may be zero or range from 25% to 200% of the target shares granted.

(5) Represents a one-time RS that vests annually over three years, beginning October 23, 2019, if Mr. Pilla remains employed by the Company on each annual vesting date. The grant date fair value of the award, which is reported in the "Stock Awards" column of the "Summary Compensation Table," is equal to the number of shares multiplied by $81.51, the average of the opening and closing prices of Common Stock on the grant date.

Outstanding Equity Awards at 2018 Fiscal Year End

The following table presents the outstanding equity awards held by the NEOs as of December 31, 2018. The Company has not granted any options or option-like awards. The market value of the awards is determined by multiplying the number of shares shown in the applicable columns below by $72.09, the closing price of Common Stock on December 31, 2018.

		Stock Awards			
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Thomas C. Gentile III					
RS[1]	2/7/2018	41,984	3,026,627		
PB-TSR[2]	2/7/2018			22,214	1,601,407
PB-FCF[3]	2/7/2018			3,505	252,675
RS[4]	2/7/2017	36,915	2,661,202		
PB-TSR[5]	2/7/2017			37,264	2,686,362
PB-FCF[6]	2/7/2017			4,709	339,472
Sanjay Kapoor					
RS[1]	2/7/2018	13,099	944,307		
PB-TSR[2]	2/7/2018			6,932	499,728
PB-FCF[3]	2/7/2018			1,094	78,866
RS[4]	2/7/2017	12,982	935,872		
PB-TSR[5]	2/7/2017			13,106	944,812
PB-FCF[6]	2/7/2017			1,657	119,453
RS[7]	2/9/2016	7,607	548,389		
PB-TSR[8]	2/9/2016	6,076	438,018		
Samantha J. Marnick					
RS[1]	2/7/2018	6,987	503,693		
PB-TSR[2]	2/7/2018			3,698	266,589
PB-FCF[3]	2/7/2018			584	42,101
RS[4]	2/7/2017	6,641	478,750		
PB-TSR[5]	2/7/2017			6,704	483,291
PB-FCF[6]	2/7/2017			848	61,132
RS[7]	2/9/2016	3,965	285,837		
PB-TSR[8]	2/9/2016	3,167	228,309		
Duane F. Hawkins					
RS[1]	2/7/2018	8,266	595,896		
PB-TSR[2]	2/7/2018			4,374	315,322
PB-FCF[3]	2/7/2018			690	49,742
RS[4]	2/7/2017	8,160	588,254		
PB-TSR[5]	2/7/2017			8,238	593,877
PB-FCF[6]	2/7/2017			1,041	75,046
RS[7]	2/9/2016	5,764	415,527		
PB-TSR[8]	2/9/2016	4,603	331,830		

| | | Stock Awards | | | |
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
John A. Pilla					
RS[9]	10/23/2018	6,135	442,272		
RS[1]	2/7/2018	5,808	418,699		
PB-TSR[2]	2/7/2018			3,074	221,607
PB-FCF[3]	2/7/2018			485	34,964
RS[4]	2/7/2017	5,489	395,702		
PB-TSR[5]	2/7/2017			5,542	399,523
PB-FCF[6]	2/7/2017			701	50,535
RS[7]	2/9/2016	4,434	319,647		
PB-TSR[8]	2/9/2016	3,542	255,343		

(1) Represents 2018 annual RSs. The first tranche of the award vested on February 7, 2019, and the second and third tranches will vest on February 7, 2020, and February 7, 2021, respectively, if the NEO continues to be employed by the Company on each vesting date.

(2) Represents PB-TSRs granted in 2018 with a performance tracking period running from January 1, 2018, to December 31, 2020. PB-TSRs are earned and paid out in shares of Common Stock at the end of the three-year tracking period based upon the ranking of the Company's TSR relative to the TSR of a group of the Company's peers over such period. The number of shares and market value shown is based upon the achievement of a maximum performance goal based on the Company's achievement of the target performance goal with respect to the PB-TSRs that were granted in 2016 and vested in 2019. The award vesting date is December 31, 2020, subject to performance certification by the Compensation Committee.

(3) Represents PB-FCFs granted in 2018 with a performance tracking period running from January 1, 2018, to December 31, 2020. PB-FCFs are earned and paid out in shares of Common Stock at the end of the three-year tracking period based upon the achievement of the Company's goals relating to free cash flow as a percentage of revenue. The number of shares and market value shown is based upon the achievement of a threshold performance goal. The award vesting date is December 31, 2020, subject to performance certification by the Compensation Committee.

(4) Represents 2017 annual RSs. The first tranche of the award vested on February 7, 2018, the second tranche of the award vested on February 7, 2019, and the third tranche will vest on February 7, 2020, if the NEO continues to be employed by the Company on such vesting date.

(5) Represents PB-TSRs granted in 2017 with a performance tracking period running from January 1, 2017, to December 31, 2019. PB-TSRs are earned and paid out in shares of Common Stock at the end of the three-year tracking period based upon the ranking of the Company's TSR relative to the TSR of a group of the Company's peers over such period. The number of shares and market value shown is based upon the achievement of a maximum performance goal based on the Company's achievement of the target performance goal with respect to the PB-TSRs that were granted in 2016 and vested in 2019. The award vesting date is February 7, 2020.

(6) Represents PB-FCFs granted in 2017 with a performance tracking period running from January 1, 2017, to December 31, 2019. PB-FCFs are earned and paid out in shares of Common Stock at the end of the three-year tracking period based upon the achievement of the Company's goals relating to free cash flow as a percentage of revenue. The number of shares and market value shown is based upon the achievement of a threshold performance goal. The award vesting date is February 7, 2020.

(7) Represents 2016 annual RSs. The first tranche of the award vested on February 9, 2017, the second tranche of the award vested on February 9, 2018, and the third tranche of the award vested on February 9, 2019.

(8) Represents PB-TSRs granted in 2016 with a performance tracking period running from January 1, 2016, to December 31, 2018. PB-TSRs are earned and paid out in shares of Common Stock at the end of the three-year tracking period based upon the ranking of the Company's TSR relative to the TSR of a group of the Company's peers over such period. The number of shares and market value shown is based upon actual award performance through December 31, 2018, at 100% (percentile rank of 50th), as certified by the Compensation Committee on January 23, 2019. The award vested on February 9, 2019.

(9) Represents a one-time RS that vests annually over three years, beginning October 23, 2019, if Mr. Pilla remains employed by the Company on each annual vesting date.

Option Exercises and Stock Vested for Fiscal Year 2018

The following table presents information regarding NEO stock awards that vested in 2018. Values reflected below are gross amounts that do not include any reductions for tax withholding. The Company has not granted any options or option-like awards.

Name	Grant Date	Vesting Date	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Thomas C. Gentile III				
Sign-on[1]	4/1/2016	4/1/2018	32,666	2,918,054
RS[2]	2/7/2017	2/7/2018	18,458	1,657,344
TOTAL			**51,124**	**4,575,398**
Sanjay Kapoor				
PB One-Time[3]	6/4/2016	6/4/2018	14,137	1,227,798
PB-TSR[4]	2/7/2015	2/7/2018	8,433	757,199
RS[2]	2/7/2017	2/7/2018	6,492	582,917
RS[5]	2/9/2016	2/9/2018	7,609	653,994
RS[6]	2/7/2015	2/7/2018	5,790	519,884
TOTAL			**42,461**	**3,741,792**
Samantha J. Marnick				
PB One-Time[3]	6/4/2016	6/4/2018	7,369	639,998
PB-TSR[4]	2/7/2015	2/7/2018	4,478	402,080
RS[2]	2/7/2017	2/7/2018	3,321	298,193
RS[5]	2/9/2016	2/9/2018	3,966	340,878
RS[6]	2/7/2015	2/7/2018	3,074	276,014
TOTAL			**22,208**	**1,957,162**
Duane F. Hawkins				
PB-TSR[4]	2/7/2015	2/7/2018	4,703	422,282
RS[2]	2/7/2017	2/7/2018	4,081	366,423
RS[5]	2/9/2016	2/9/2018	5,764	495,416
RS[6]	2/7/2015	2/7/2018	3,229	289,932
TOTAL			**17,777**	**1,574,063**
John A. Pilla				
PB-TSR[4]	2/7/2015	2/7/2018	5,531	496,628
RS[2]	2/7/2017	2/7/2018	2,745	246,474
RS[5]	2/9/2016	2/9/2018	4,436	381,274
RS[6]	2/7/2015	2/7/2018	3,796	340,843
TOTAL			**16,508**	**1,465,219**

(1) Represents shares received as a sign-on award under Mr. Gentile's employment agreement. The value realized on vesting represents the number of shares multiplied by $83.99, the average of the high and low prices of Common Stock on March 29, 2018, the business day prior to the vesting date.

(2) Represents shares vesting under the 2017 annual RS. The value realized on vesting represents the number of shares multiplied by $89.79, the average of the high and low prices of Common Stock on February 7, 2018, the vesting date.

(3) Represents PB One-Time awards granted to each of Mr. Kapoor and Ms. Marnick in 2016. The value realized on vesting represents the number of shares multiplied by $86.85, the average of the high and low prices of Common Stock on June 4, 2018, the vesting date.

(4) Represents shares under the 2015 PB-TSR with a performance tracking period from January 1, 2015, to December 31, 2017. Performance was certified by the Compensation Committee on January 23, 2018, at a percentile rank of 87th and a resulting payout of 192.5%. The value realized on vesting represents the number of shares multiplied by $89.79, the average of the high and low prices of Common Stock on February 7, 2018, the vesting date.

(5) Represents shares vesting under the 2016 annual RS. The value realized on vesting represents the number of shares multiplied by $85.95, the average of the high and low prices of Common Stock on February 9, 2018, the vesting date.

(6) Represents shares vesting under the 2015 annual RS. The value realized on vesting represents the number of shares multiplied by $89.79, the average of the high and low prices of Common Stock on February 7, 2018, the vesting date.

Pension Benefits

The following table presents information concerning benefits received under the Company's Pension Value Plan (the "PVP") by Mr. Pilla during the fiscal year ended December 31, 2018. No other NEOs received any benefits under the PVP.

Name	Plan Name	Number of Years of Credited Service [1]	Present Value of Accumulated Benefit ($)[2]
John A. Pilla	PVP	24.0875	703,267

(1) Please note credited service was frozen in the PVP as of June 16, 2005. There is no policy that provides for granting extra years of credited service.

(2) Present value was calculated based on the assumption that Mr. Pilla's benefit commences at age 60. Key assumptions reflected in present value include a 4.21% discount rate, a cash balance interest crediting rate of 5.25%, and the life annuity form of payment. In order to determine changes in the present value reported in the Summary Compensation Table, the value was also calculated as of December 31, 2017. For values as of December 31, 2017, the discount rate was 3.59%. The present value was calculated assuming Mr. Pilla retires and commences receipt of benefits at age 60. The mortality assumption for the fiscal year ending December 31, 2017, is Mercer's MILES-2010 generational mortality table for the Auto, Industrial Goods, and Transportation group with MMP-2016 improvement scale, and the mortality assumption for fiscal year ending December 31, 2018, is Mercer's MILES-2010 generational mortality table for the Auto, Industrial Goods, and Transportation group with MMP-2018 improvement scale.

A significant portion of Spirit's operations related to Boeing aerostructures was owned and controlled by Boeing until 2005. Boeing's pension assets and liabilities were spun-off from Boeing's qualified plans (each, a "Prior Plan") into Spirit qualified plans for certain eligible Boeing employees who joined the Company. Credited service and benefit amounts under the Prior Plans were frozen as of June 16, 2005. Effective December 31, 2005, all Prior Plans were merged together into the PVP. The PVP is a frozen plan, so no additional employees are becoming participants in the PVP, and no current participants are accruing any additional benefits (except for the interest credits described below). The PVP is fully paid for by the Company, and the Company's employees are vested after reaching five years of service.

Mr. Pilla is the only NEO who participates in the PVP. Mr. Pilla is fully vested in his benefits. Benefits under the PVP for Mr. Pilla are based upon heritage benefits transferred into the Prior Plan and a cash balance benefit. Heritage benefits were indexed (increased) for base pay increases from the date the heritage benefit transferred to the Prior Plan until June 16, 2005. Under the cash balance benefit formula, employees received benefit credits based on their age at the end of each plan year through June 16, 2005. The annual benefit credit was a specified percentage of eligible pay, ranging from 3% at ages younger than 30 to 11% upon reaching age 50. Eligible pay included base pay and executive incentive pay, limited to Internal Revenue Code Section 401(a)(17) limits. The benefit credits ceased upon freezing the Prior Plan; however, employees continue to receive interest credits each year. Interest credits are calculated by applying simple interest to the Prior Plan balance at the beginning of the year and are accrued until the pension benefit begins. Interest credits are based on the 30-year Treasury Rate as of November of the prior year, with a minimum of 5.25% and a maximum of 10%.

The PVP benefits are payable as a life annuity (other annuity options are also available). To determine a participant's pension benefit, the participant's accumulated benefits are divided by 11 and further divided by a factor of 12 to produce a monthly benefit.

The normal retirement age under the PVP is age 65. Participants who have at least ten years of service and are at least age 55, or at least one year of service and are at least age 62, are eligible for early retirement. Mr. Pilla is currently 59 years of age and is eligible for early retirement. A portion of the Prior Plan benefit is reduced by 2% for each year that benefits commence prior to age 60. Projected annual benefits payable upon retirement at age 60 are $47,154 for Mr. Pilla. If he retires at age 65, the annual benefit amount is $51,633.

We also maintain the Supplemental Executive Retirement Plan (the "SERP"), which provides supplemental, nonqualified retirement benefits to executives who (1) had their benefits transferred from a Boeing nonqualified plan to the SERP, and (2) did not elect to convert their SERP benefit into phantom stock units as of June 17, 2005. Benefits under this plan were also frozen as of the date of the Boeing acquisition. There are no SERP annuity benefits presently payable to the NEOs. Mr. Pilla was a participant in the SERP, but elected to convert his SERP benefit as of June 17, 2005, into 16,023 phantom stock units.

Nonqualified Deferred Compensation

The following table presents information concerning each of the Company's defined contribution or other plans that provide for the deferral of compensation of the NEOs on a basis that is not tax-qualified. In addition, and as discussed above under "Pension Benefits," Mr. Pilla was a participant in the SERP, but elected to convert his SERP benefit as of June 17, 2005, into 16,023 phantom stock units. Mr. Pilla's vested and undelivered phantom stock units and accrued dividend equivalents are reflected below and may be settled in cash or shares on the earlier of his separation from service or a change-in-control.

Name	Plan	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)[1]	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Thomas C. Gentile III	DCP		600,000	27,143		1,234,122[3]
Sanjay Kapoor	DCP					
Samantha J. Marnick	DCP		100,000	7,653		313,122[4]
Duane F. Hawkins	DCP					
John A. Pilla	DCP	26,000		2,450		97,442
	SERP					1,168,557[5]

(1) These amounts represent Company contributions to the DCP and are included in the "All Other Compensation" column of the "Summary Compensation Table."

(2) Under the DCP, these amounts represent earnings on DCP balances from January 1 to December 31, 2018, and are not included in the "Summary Compensation Table." For Mr. Pilla's balance under the SERP, represents a decrease om value of $237,942, representing the change in market value of 16,023 phantom stock units and accrued dividend equivalents under the SERP from January 1 to December 31, 2018. The change in market value of the phantom stock units for Mr. Pilla was calculated using the closing prices of Common Stock on January 2, 2018, and December 31, 2018, respectively.

(3) This amount includes $606,979 consisting of Company contributions and earnings on balances prior to 2018 (and as reported in our 2017 proxy statement).

(4) This amount includes $205,469 consisting of Company contributions and earnings on balances prior to 2018 (and as reported in our 2017 proxy statement).

(5) Represents the sum of (i) $1,155,098, which represents the 16,023 phantom stock units under the SERP multiplied by $72.09, the closing price of Common Stock on December 31, 2018, and (ii) $13,459 in accrued dividend equivalents on the phantom stock units under the SERP through December 31, 2018.

More information on the DCP and SERP can be found under "Other Compensation Elements and Information" and "Potential Payments Upon Termination or Change-in-Control." There were no "above-market" earnings (defined by SEC rule as that portion of interest that exceeds 120% of the applicable federal long-term rate) under the DCP during fiscal year 2018, as the Company used 120% of the applicable federal long-term rate to determine the amounts to be contributed.

Potential Payments Upon Termination or Change-in-Control

The Company believes competitive severance protection is an appropriate incentive in attracting and retaining talent and, accordingly, has provided for certain termination compensation through individual employment agreements. In addition, when appropriate, the Company has also agreed to individual severance arrangements at the time of termination of employment, taking into account the specific facts and circumstances of termination. The Company does not maintain any change-in-control agreements or other similar plans or arrangements intended specifically to provide income protection for executive officers upon a change-in-control.

In addition, the Company maintains several programs — the STIP, LTIP, Perquisite Allowance Program, and DCP — that deliver benefits upon certain types of termination or a change-in-control.

Information about these severance benefits is contained below, followed by a table summarizing the monetary benefits upon triggering events.

Employment Agreements

Only the employment agreements of Messrs. Gentile and Kapoor provide for any payments to be made, or benefits provided, beyond the date of termination as of December 31, 2018. These benefits are paid only in the circumstances described below. Receipt of these benefits is conditioned upon the execution of a release of claims against the Company and satisfaction of a covenant not to compete and a covenant not to solicit customers or employees of Spirit.

Termination Without Cause or For Good Reason

Upon a termination without cause or for good reason, Messrs. Gentile and Kapoor will be entitled to their base salary in effect prior to termination and the costs of providing COBRA medical and dental benefits coverage over a period of 12 months. In addition, if such a termination occurs before April 1, 2019, the following long-term incentives will vest:

- 66-2/3% of the RS granted to Mr. Gentile in 2017 (such vested shares to include any shares that have previously vested under such award), which, as of December 31, 2018, reflects an additional vesting amount of 18,457 shares of Common Stock (18,457 shares under such award already vested in February 2018); and

- 33-1/3% of the RS granted to Mr. Gentile in 2018, which, as of December 31, 2018, reflects 13,994 shares of Common Stock.

Termination of Mr. Kapoor due to expiration of his employment agreement without renewal constitutes a termination without cause.

A termination for "good reason" is a voluntary termination of employment by the executive within 90 days after one of the following conditions:

(1) For Mr. Gentile: If he is assigned to a diminished position prior to April 1, 2019.

(2) For Mr. Kapoor: Upon a change-in-control or within 12 months thereafter, the executive is not offered continued employment in a position other than a diminished position.

A position is a "diminished position" if it reflects: (1) a material diminution in base compensation; (2) a material diminution in authority, duties, or responsibilities; (3) a change in reporting requirements; (4) relocation of the executive's principal office to a location greater than 50 miles from Wichita, Kansas; or (5) any action or inaction on Spirit's part that constitutes a material breach by Spirit of the employment agreement.

For Mr. Kapoor, a "change-in-control" means (a) a transaction where any person acquires more than 50% of the Company's total voting power, or (b) a transaction where the Company sells or transfers all or substantially all of its assets to a person, if all or substantially all the proceeds are distributed to the Company's stockholders.

For context, a "for cause" termination is defined as a termination resulting from the following:

(1) Commission of a material breach or acts involving moral turpitude, fraud, dishonesty, unauthorized disclosure of confidential information, the commission of a felony, or material violations of the Company's policies;

(2) Direct and deliberate acts constituting a material breach of the duty of loyalty;

(3) Refusal or material failure (other than by reason of disability) to perform job duties and responsibilities if not remedied within 30 days after receiving written notice thereof;

(4) Material underperformance, as reflected in two consecutive performance reviews provided no less than six months apart; or

(5) Inability to obtain and maintain the appropriate level of U.S. security clearance.

Voluntary Termination without Good Reason

In the event Mr. Gentile had voluntarily terminated his employment with the Company before April 1, 2018, any unvested shares of restricted stock that were awarded as a signing bonus under his employment agreement will immediately vest. This provision no longer applies.

Awards under the Omnibus Incentive Plan: ACI and Long-Term Incentives

Annual Cash Incentive

In the event of a "qualifying retirement" that occurs 90 days or more after the beginning of the plan year, the participant will be entitled to receive a prorated ACI based on full-year performance metrics actually achieved for such year. Other than Mr. Pilla, none of the NEOs qualify for this benefit as of December 31, 2018.

In the event of a change-in-control of the Company, each participant who incurs a qualifying termination, either in anticipation of the change-in-control or during the period beginning 30 days before the date of the change-in-control and ending two years after the change-in-control, will be entitled to receive a cash award equal to the full-year ACI that the participant would have been entitled to receive for the year during which such termination occurs had the target performance metrics established for that year been met.

Long-Term Incentives

2018 Long-Term Incentives

In addition to the change-in-control treatment described below, each participant who is terminated due to death, disability, or retirement (termination after the employee has attained age 62) will (i) fully vest in his or her outstanding time-based restricted stock award and (ii) vest in a prorated portion of his or her performance-based restricted stock award, based on target performance in the case of death or disability, and actual performance measured at the end of the applicable performance period in the case of retirement. None of our NEOs are currently entitled to the retirement benefits.

2017 and 2018 Long-Term Incentives

Each participant who incurs a qualifying termination, either in anticipation of the change-in-control or during the period beginning 30 days before the date of the change-in-control and ending two years after the change-in-control, will become fully vested upon termination of employment. If an award is subject to performance conditions, the portion that vests will, at the discretion of the Compensation Committee, be determined based upon actual performance through the date of the change-in-control (or, if later, the date of the qualifying termination) or, if the Compensation Committee determines that measurement of actual performance cannot be reasonably assessed, the assumed achievement of target performance.

In addition, each such participant who qualifies for accelerated vesting above will also receive a cash award equal to the dollar value of the long-term incentive that would have been made to the participant in the ordinary course of business within the 12-month period following the date of qualifying termination, based on the participant's annual base pay in effect on the date of qualifying termination.

2016 Long-Term Incentives

The unvested long-term incentives of a participant who is employed by Spirit on the date of a change-in-control, or whose employment was involuntarily terminated by Spirit (other than for cause) within the ninety (90) days preceding a change-in-control, become fully vested upon a change-in-control. If an award is subject to performance conditions, the portion that vests will, at the discretion of the Compensation Committee, be determined based upon actual performance through the date of the change-in-control or, if the Compensation Committee determines that measurement of actual performance cannot be reasonably assessed, the assumed achievement of target performance.

In addition, each such participant who qualifies for accelerated vesting above will also receive a cash award equal to the dollar value of the long-term incentive that would have been made to the participant in the ordinary course of business within the 12-month period following the date of the change-in-control, based on the participant's annual base pay in effect on the date of the change-in-control or termination, if earlier.

Definitions:

"Qualifying termination" means a participant's termination either (i) by the Company without cause, or (ii) by the participant for good reason.

"Cause" means that the Company has "cause" to terminate the employee, as defined in any applicable employment or consulting agreement, or any of the following has occurred:

(1) Gross negligence or willful misconduct in the exercise of responsibilities;

(2) Breach of fiduciary duty;

(3) Material breach of any provision of an employment contract or consulting agreement;

(4) The commission of a felony crime or crime involving moral turpitude;

(5) Theft, fraud, misappropriation, or embezzlement (or reasonable suspicion of the same);

(6) Willful violation of any federal, state, or local law (except traffic violations and other similar matters not involving moral turpitude); or

(7) Refusal to obey any resolution or direction of the participant's supervisor or the Board.

"Good reason" means a voluntary termination within ninety (90) days after the participant is assigned to a diminished position, so long as the participant has, within thirty (30) days after being assigned to such diminished position, notified the Company of the participant's intent to terminate as a result of such assignment, and within thirty (30) days after receipt of that notice the Company has not reassigned the participant to a position that is not a diminished position.

"Diminished position" means a position that reflects any of the following changes or actions, unless the participant has consented to the change or action in writing: (1) a material diminution in the participant's base compensation; (2) a material diminution in the participant's authority, duties, or responsibilities or associated job title; (3) relocation of the participant's principal office to a location that is greater than 50 miles from the location of the participant's principal office immediately before such relocation; or (4) any action or inaction with respect to the terms and conditions of the participant's service that constitutes a material breach by the

Company of any written agreement between the participant and the Company.

"Retirement" is defined, for purposes of 2018 Long-Term Incentives, as termination on or after the date when the grantee has attained age 62.

"Qualifying retirement" is defined, for purposes of the ACI, as a voluntary termination of employment on or after attaining the age of 55 with at least 10 years of service with the Company and its affiliates or the age of 60 with at least five years of such service.

A "change-in-control" is (1) a transaction pursuant to which a person, or more than one person acting as a group, acquires more than 50% of the total voting power of the stock of the Company, (2) a merger or consolidation involving the Company in which the Company is not the surviving entity, or (3) a transaction that is a sale of all or substantially all the assets of the Company if all or substantially all the proceeds from such transaction are distributed to the stockholders of the Company.

Perquisite Allowance Plan

Upon the occurrence of a change-in-control of the Company, an NEO who incurs a qualifying termination (as defined under the OIP above) either in anticipation of the change-in-control or during the period beginning 30 days before the change-in-control and ending two years after the closing of the change-in-control, is entitled to

receive a cash award equal to (1) any remaining unused portion of the NEO's allowance for the calendar year in which the qualifying termination occurs, plus (2) an amount equal to 100% of the NEO's allowance for the calendar year in which the qualifying termination occurs.

Deferred Compensation Plan

Individuals participating in the DCP are entitled to receive payment of amounts credited to their deferred compensation accounts under the DCP upon a separation from service. However, in the event of a termination for cause, no amounts credited to the employer-match account or employer discretionary contribution amount shall be payable to the participant. Payment to a participant of any employer-matching or discretionary contributions made under the DCP is subject to compliance by the participant with non-competition, non-solicitation, and confidentiality requirements during the term of the participant's employment and for so long as the participant receives payments under the DCP.

For purposes of the DCP, a "termination for cause" means a separation from service involving (1) gross negligence or willful misconduct in the exercise of responsibilities; (2) breach of fiduciary duty; (3) material breach of any provision of an employment contract; (4) the commission of a felony crime or crime involving moral turpitude; (5) theft, fraud, misappropriation, or embezzlement (or suspicion of the same); (6) willful violation of any federal, state, or local law (except traffic violations and other similar matters not involving moral turpitude); or (7) refusal to obey any resolution or direction of the participant's supervisor or the Board.

SERP

Pursuant to the SERP, Mr. Pilla holds 16,023 phantom stock units. Upon a "Change-in-Control" or "Separation from Service" following a "Liquidity Event" (each as defined in the SERP), Mr. Pilla is entitled to receive payment with respect to each of those phantom stock units in an amount equal to (i) the market value of one share of Class A Common stock in the Company (determined as of the business day immediately preceding the date of payment), plus (ii) the amount of all dividends (other than stock dividends), if any, actually paid on one share of Class A Common stock in the Company during the period from June 16, 2005, through the date payment is made. A "Change-in-Control" under the SERP is a transaction pursuant to which a person acquires (i) more than 50% of the total voting power of the stock of the Company, or (ii) all or substantially all the assets of the Company or Spirit AeroSystems,

Inc., the Company's wholly owned subsidiary, and all or substantially all the proceeds from such transaction are distributed to the stockholders of the Company. A "Separation from Service" under the SERP is the termination of employment, including, without limitation, terminations of employment arise from a person's death, disability, retirement, discharge (with or without cause), or voluntary termination. A "Liquidity Event" under the SERP includes the initial public offering consummated by the Company on November 27, 2006. Thus, Mr. Pilla will be entitled to payment under the SERP with respect to his phantom stock units upon any future "Change-in-Control" or "Separation from Service." Payment under the SERP will be made in a single lump sum in cash or Common Stock following the change-in-control or separation from service.

Summary Table-Potential Payments Upon Termination or Change-in-Control

The following table summarizes the value of compensation and benefits payable to each NEO upon termination that would exceed the compensation or benefits generally available to salaried employees. Benefits and payments are calculated using a termination date of December 31, 2018. For equity valuation purposes, the table below uses $72.09, the closing price of Common Stock on December 31, 2018. For purposes of presenting amounts payable over a period of time (e.g. salary continuation), the amounts are shown as a single total but not as a present value (i.e., the single sum does not reflect any discount).

Name	Severance[1] ($)	ACI[2] ($)	RS ($)	PB One-Time, PB-TSR and PB-FCF ($)	Cash Award in Respect of LTIP Awards[10] ($)	Perquisite Allowance Plan[11] ($)	Other Benefits[12] ($)	Total[13] ($)
Thomas C. Gentile III								
Involuntary Termination without Cause/ Termination by Executive for Good Reason	1,250,000		2,339,465[3]				20,713	3,589,465
Change-in-Control and Qualifying Termination		1,737,726	5,687,829[4]	5,810,523[7]	6,250,000	50,000		19,536,078
Death or Disability[14]			3,026,627	603,793				3,630,356
Sanjay Kapoor[15]								
Involuntary Termination without Cause/ Termination by Executive for Good Reason	650,000						10,699	660,699
Termination Upon Expiration of Employment Agreement	650,000						10,699	660,699
Change-in-Control			548,389[5]	438,019[8]	1,950,000			2,936,407
Change-in-Control and Qualifying Termination	650,000	650,000	2,428,568[6]	2,449,903[9]	1,950,000	26,000	10,699	8,165,170
Death or Disability[14]			944,307	188,395				1,132,702
Samantha J. Marnick								
Change-in-Control			285,837[5]	228,309[8]	1,182,500			1,696,646
Change-in-Control and Qualifying Termination		522,877	1,268,279[6]	1,262,937[9]	1,182,500	26,000		4,262,593
Death or Disability[14]			503,693	100,493				604,186
Duane F. Hawkins								
Change-in-Control			415,527[5]	331,830[8]	1,230,500			1,977,857
Change-in-Control and Qualifying Termination		533,685	1,599,677[6]	1,597,005[9]	1,230,500	26,000		4,986,867
Death or Disability[14]			595,896	118,876				714,772
John A. Pilla								
Change-in-Control			319,647[5]	255,343[8]	902,500		1,168,557	2,646,047
Change-in-Control and Qualifying Termination		456,041	1,576,320[6]	1,111,174[9]	902,500	26,000	1,168,557	5,240,593
Death or Disability[14]			860,971	83,528			1,168,557	2,113,057
Qualifying Retirement		422,978					1,168,557	1,591,535
Any Other Termination (including for cause)							1,168,557	1,168,557

(1) Represents annual base salary for 12 months pursuant to each recipient's employment agreement. For Mr. Kapoor, with respect to the row titled "Change-in-Control and Qualifying Termination," represents payment of severance to Mr. Kapoor provided he is not offered continued employment in a position other than a diminished position.

(2) Under the "Change-in-Control and Qualifying Termination" row, represents a cash amount equal to the value of the full-year ACI that such NEO would have been entitled to receive for 2018 had the target performance metrics for 2018 been met. With respect to Mr. Pilla's "Qualifying Retirement" row, represents an amount equal to the ACI based on full-year performance metrics actually achieved for the year.

(3) Represents the sum of the following: (i) a cash amount equal to the remaining portion of 66-2/3% of the RS granted to Mr. Gentile in 2017 (18,457 shares of Common Stock) multiplied by $72.09, and (ii) a cash amount equal to 33-1/3% of the RS granted to Mr. Gentile in 2018 (13,994 shares of Common Stock) multiplied by $72.09.

(4) Represents a cash amount equal to the unvested shares under Mr. Gentile's 2017 and 2018 RSs multiplied by $72.09.

(5) Represents a cash amount equal to the unvested shares under the 2016 RS (awards granted prior to 2017 were subject to a single-trigger vesting) multiplied by $72.09.

(6) Represents a cash amount equal to the unvested shares under the 2016, 2017, and 2018 RSs multiplied by $72.09.

(7) Represents the sum of the following: (i) a cash amount equal to the number of target shares in the 2017 PB-TSR multiplied by 190%, the projected payout percentage of the award as of December 31, 2018, multiplied by $72.09, (ii) a cash amount equal to the number of target shares in the 2017 PB-FCF multiplied by 181%, the projected payout percentage of the award as of December 31, 2018, multiplied by $72.09, (iii) a cash amount equal to the number of target shares in the 2018 PB-TSR multiplied by 100%, the projected payout percentage of the award as of December 31, 2018, multiplied by $72.09, (iv) a cash amount equal to the number of target shares in the 2018 PB-FCF multiplied by 0.0%, the projected payout percentage of the award as of December 31, 2018, multiplied by $72.09.

(8) Represents a cash amount equal to the number of target shares in the 2016 PB-TSR multiplied by 100%, the projected payout percentage of the award as of December 31, 2018, multiplied by $72.09.

(9) Represents the sum of the amount included in each person's "Change-in-Control" row plus (i) a cash amount equal to the number of target shares in the 2017 PB-TSR multiplied by 190%, the projected payout percentage of the award as of December 31, 2018, multiplied by $72.09, (ii) a cash amount equal to the number of target shares in the 2017 PB-FCF multiplied by 181%, the projected payout percentage of the award as of December 31, 2018 multiplied by $72.09, (iii) a cash amount equal to the number of target shares in the 2018 PB-TSR multiplied by 100%, the projected payout percentage of the award as of December 31, 2018, multiplied by $72.09, (iv) a cash amount equal to the number of target shares in the 2018 PB-FCF multiplied by 0.0%, the projected payout percentage of the award as of December 31, 2018, multiplied by $72.09.

(10) Represents a cash amount equal to the value of the full-year long-term incentive that would have been made to such NEO in the ordinary course of business within the 12-month period following the date of the change-in-control or change-in-control and qualifying termination, as applicable, based on the participant's annual base pay in effect on such date.

(11) Assumes that each NEO's allowance for 2018 was entirely unused upon the occurrence of the qualifying termination. Represents a cash award of (i) the remaining 2018 annual allowance, plus (ii) the allowance the NEO would receive for 2019.

(12) For Messrs. Gentile and Kapoor, represents average monthly contribution toward COBRA medical and dental benefits coverage for 12 months pursuant to each recipient's employment agreement. For Mr. Pilla, represents a cash amount equal to the 16,023 phantom stock units in the SERP multiplied by $72.09 and accrued dividends on such shares as of December 31, 2018 of $13,459.

(13) For Messrs. Pilla and Gentile and Ms. Marnick, excludes the balance of the amounts deferred under the DCP, the value of which is reported at "---Nonqualified Deferred Compensation." For Mr. Pilla, excludes the fully vested payments under the PVP, the present value of which is reported at "---Pension Benefits."

(14) In the RS column, represents a cash amount equal to the unvested shares under the 2018 RS multiplied by $72.09. In the PB One-Time, PB-TSR, and PB-FCF column, represents the sum of the following (i) a prorated cash amount equal to the number of target shares in the 2018 PB-TSR multiplied by $72.09, (ii) a prorated cash amount equal to the number of target shares in the 2018 PB-FCF, multiplied by $72.09.

(15) Mr. Kapoor retired from the position of Executive Vice President and Chief Financial Officer on January 9, 2019.

2018 CEO Pay Ratio

The 2018 annual total compensation of the Company's CEO was $9,899,693. The 2018 annual total compensation of the median employee (excluding the CEO) was $78,740. The ratio between the two amounts is 126:1.

Determining the Median Employee

The Company believes that the ratio of pay included above is a reasonable estimate calculated in a manner consistent with applicable SEC rules.

Due to a change in individual compensation circumstances, it is no longer appropriate for the Company to use the median employee identified in 2017, and, therefore, the Company has identified a new median employee for 2018.

To identify the median employee in 2018, we reviewed base pay paid to all of our employees as of October 1, 2017 (the "Pay Ratio Employee Population"). We used base pay as our compensation measure to avoid variations in pay due to overtime worked or other items that may yield one-time pay increases. As a result of such review, we identified 901 employees with similar median base pay. Subsequently, we reviewed total compensation paid to each of those 901 employees as of October 12, 2017, as reflected in the Company's payroll records, and estimated total compensation for each of those employees through December 31, 2017. Comparing total and expected earnings of each of the 901 employees, we identified 10 employees with similar median pay. In 2018, we studied each of the ten employees' specific pay and employment circumstances and eliminated nine employees from the group, including the median employee from 2017, who had significant variations in their pay due to one-time events occurring in 2018. The remaining employee from that analysis is our median employee.

The Pay Ratio Employee Population was the same as the population identified in 2017, and included all U.S. and non-U.S. persons employed by the Company on a full-time, part-time, seasonal, or temporary basis. Further, the Pay Ratio Employee Population excluded independent contractors and leased workers who provide services to the Company but are employed, and whose compensation is determined, by an unaffiliated third party. In calculating base pay for the Pay Ratio Employee Population, we did not make any assumptions, adjustments (including cost of living adjustments), or estimates with respect to base pay, and we did not annualize base pay. In calculating the total compensation of each person in the group of 901 employees, we did not make any assumptions or adjustments (including cost of living adjustments), and we did not estimate annualized compensation for any full-time employees who were not employed by us for the full 2017-year through October 12, 2017.

As required by SEC rules, after identifying our median employee, we calculated annual total compensation for both our median employee and our CEO using the same methodology that we used to determine our NEOs' annual total compensation for the "Summary Compensation Table."

Given the different methodologies that companies use to determine an estimate of their pay ratio, the estimated ratio reported above should not be used as a basis for comparison between companies.

Compensation Committee Report

The Compensation Committee establishes and oversees the design and functioning of the Company's executive compensation program. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis section in this Proxy Statement with the Company's management. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement for the 2019 Annual Meeting of Stockholders and also be incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year 2018.

Compensation Committee

Paul E. Fulchino, Chairman
Charles L. Chadwell
Robert D. Johnson

PROPOSAL 3 RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Overview

Ernst & Young LLP ("E&Y") conducted the audit of the Company's accounts for fiscal year 2018. The Audit Committee has selected E&Y as the Company's independent registered public accounting firm for fiscal year 2019, and the Board is asking the Company's stockholders to ratify that selection. The Company expects that representatives of E&Y will be present at the Annual Meeting and they may make a statement if they desire to do so. Further, the Company expects that such representatives will be available to respond to appropriate questions.

Voting Standard

The affirmative vote of a majority of stockholders present, in person or by proxy, will constitute the stockholders' non-binding approval with respect to Proposal 3. With respect to Proposal 3, a stockholder may vote "FOR," "AGAINST," or "ABSTAIN." Abstentions will not be counted as votes "FOR" or "AGAINST" Proposal 3; however, because abstentions will be counted as present at the Annual Meeting, they will have the effect of votes "AGAINST" Proposal 3. Proposal 3 is considered a routine matter under NYSE rules. As a result, brokers who do not receive voting instructions generally may vote on Proposal 3 in their discretion. Unless otherwise instructed, the proxy holders will vote proxies received by them "FOR" the proposal.

If a majority of votes cast on this matter are not cast in favor of the selection of E&Y, the Audit Committee will reconsider the selection of such firm as the Company's independent registered public accounting firm. Even if the Company's stockholders vote on an advisory (non-binding) basis in favor of the selection, the Audit Committee may, in its discretion, direct the selection of a different independent auditor at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

> ⊘ **The Board recommends you vote "FOR" the ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm.**

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Registered Public Accounting Firm

The Audit Committee has adopted a policy governing the pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. Under this policy, the Audit Committee has delegated approval authority to the Chair of the Audit Committee provided the Chair reports all pre-approval decisions in writing to the Audit Committee and the decisions are discussed at the Audit Committee's next scheduled meeting. In 2018, all audit and permissible non-audit services provided by E&Y were pre-approved by the Audit Committee.

Audit and Other Fees

The fees incurred by the Company, including its majority-owned subsidiaries, for services provided by E&Y in 2017 and 2018 are set forth below. All the fees set forth below and associated services were pre-approved by the Audit Committee. The Audit Committee concluded that the provision of the non-audit services listed below was compatible with E&Y's independence.

	December 31,	
	2017	2018
(Dollars in thousands)	($)	($)
Audit Fees[1]	3,724.9	3,822.1
Audit-Related Fees[2]	960.1	1,639.2
Tax Fees[3]	259.5	206.4
All Other Fees[4]	2.0	2.0
TOTAL	**4,946.5**	**5,669.7**

(1) Represents fees and expenses for professional services provided in connection with the audit of the Company's annual financial statements and review of the Company's quarterly financial statements, statutory audits, and advice on accounting matters directly related to the audit.

(2) For 2018, represents $188.0 in fees related to the implementation of FASB's new revenue recognition standard, $43.5 in fees related to the implementation of FASB's new leasing standard, $1,333.1 in fees related to merger and acquisition analysis, and $74.6 in fees related to comfort letters. For 2017, represents $575.3 in fees related to implementation of FASB's new revenue recognition standard, $367.0 related to merger and acquisition analysis, and $17.8 in fees related to Exchange Act filings, comfort letters, and related matters. 2017 fees related to merger and acquisition analysis were reclassified from All Other Fees to Audit-Related Fees to be consistent with 2018 presentation.

(3) Represents fees and expenses for tax consultations and advice related to compliance with tax laws and tax-planning strategies.

(4) For 2018 and 2017, represents fees related to research tools. 2017 fees related to merger and acquisition analysis were reclassified from All Other Fees to Audit-Related Fees to be consistent with 2018 presentation.

Audit Committee Report

The Audit Committee currently consists of three non-employee directors. Each of the Audit Committee members satisfies the NYSE's requirements with respect to independence and financial literacy and qualifies as an audit committee financial expert as defined by the SEC. The responsibilities of the Audit Committee are set forth in its charter, which is available on our website at http://investor.spiritaero.com/govdocs. The Audit Committee's responsibilities include the appointment, compensation, and oversight of the independent registered public accounting firm. The Audit Committee met nine times in 2018.

The Company's management is responsible for preparing and presenting the Company's consolidated financial statements, and developing and maintaining the Company's system of internal control over financial reporting. The Company's internal auditors are responsible for conducting internal audits intended to evaluate the adequacy and effectiveness of this system. Ernst & Young LLP ("E&Y"), the Company's independent registered public accounting firm for 2018, is responsible for auditing the Company's consolidated financial statements and issuing an opinion as to whether the financial statements fairly present the Company's financial position in conformity with U.S. generally accepted accounting principles. E&Y is also responsible for auditing the Company's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee has:

• Reviewed and discussed with management and E&Y the Company's audited financial statements as of and for the year ended December 31, 2018, as well as the representations of

management regarding the Company's internal control over financial reporting;

• Reviewed and discussed with E&Y all items required by the standards of the Public Company Accounting Oversight Board ("PCAOB"), including the Statement on Auditing Standards, No. 61, as amended by the American Institute of Certified Public Accountants, Professional Standards, Vol. 1, AU section 380, as adopted by the PCAOB in Rule 3200T, *Communication with Audit Committees*; and

• Received and reviewed the written disclosures and the letter from E&Y required by applicable requirements of the PCAOB regarding E&Y's communications with the Audit Committee concerning independence, and the Audit Committee has discussed with E&Y its independence from the Company and its management.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2018, for filing with the SEC, and the Board approved the Audit Committee's recommendation. The Audit Committee selected E&Y as the Company's independent registered public accounting firm for fiscal year 2019.

Audit Committee
Irene M. Esteves, Chair
John L. Plueger
Laura H. Wright

PROPOSAL 4 STOCKHOLDER PROPOSAL: ENHANCE SHAREHOLDER PROXY ACCESS

Stockholder Proposal

Resolved: Stockholders ask the board of directors to amend its proxy access bylaw provisions and any associated documents, to include the following change:

A shareholder proxy access director candidate shall not need to obtain a specific percentage vote in order to qualify as a shareholder proxy access director candidate at any future shareholder meeting.

This proposal is important because a shareholder proxy access candidate might not get a 25%-vote even if he or she is the most qualified candidate to join our Board of Directors. Currently, a proxy access director candidate must obtain a 25% vote or that candidate is disqualified to be a candidate in the following year.

Shareholders may simply believe that at the time of the annual meeting that the company is not ripe for a proxy access candidate and hence may not vote in favor of the candidate simply because the timing is not right. A year later a majority of shareholders might determine that the timing is right and hence they should not be deprived of voting for the most qualified candidate.

The following are just a few of the companies that do not require a proxy access director candidate to obtain a specific percentage vote:

Citigroup (C)
eBay (EBAY)
FedEx (FDX)
Goodyear (GT)
Home Depot (HD)

Please vote yes: Enhance Shareholder Proxy Access — Proposal 4.

The Board of Directors' Statement in Opposition

The Company is committed to robust corporate governance practices and stockholder rights with appropriate safeguards against abuse. In November 2016, after careful consideration, the Board adopted its proxy access bylaw. The bylaw permits a stockholder, or a group of up to 20 stockholders, owning 3% or more of the Company's outstanding Common Stock continuously for at least three years, to nominate and include in the Company's proxy materials directors constituting up to the greater of 2 individuals or 20% of the Company's Board of Directors, provided that the stockholder(s) and nominee(s) satisfy certain requirements. The Board believes that the Company's current proxy access bylaw, including the minimum level of support for renomination that Proposal 4 seeks to eliminate, provides meaningful and robust proxy access rights to our stockholders with appropriate safeguards against abuse by stockholders with special interests that are not shared by a significant percentage of our stockholders. Further, a majority of our peer group and S&P 500 index companies that have adopted proxy access bylaws also require a minimum level of support for renomination. Implementation of the change sought by Proposal 4 would make the Company an outlier among public companies that have adopted proxy access.

The Board believes this proposal is not in the best interest of stockholders because it will effectively eliminate one of the safeguards against abuse of the proxy access process by small groups of stockholders. The provision that Proposal 4 seeks to eliminate states that a proxy access nominee who does not receive at least 25% of the votes cast in favor of the nominee's election at an annual meeting cannot be renominated for the next 2 years. The Board believes this provision is reasonable because each time a stockholder nominates a director nominee using proxy access, it will require a commitment of time and resources by the Board and Governance Committee in order to effectively evaluate the candidate. As described under "Board and Governance Matters — Board Composition" in this Proxy Statement, the Governance Committee and Board engage in a thorough evaluation process with respect to each nominee, including those nominated by stockholders. Once that evaluation is completed, the Company would expend further time and resources putting together appropriate proxy materials with respect to the nominee. The safeguard Proposal 4 seeks to eliminate ensures that the Company's time and money will not be devoted to nominees who only represent narrow, unpopular interests that appeal to less than 25% of our stockholder base. Generally, as was the case in 2018, our director nominees are elected by a significant margin above 90%. A nominee vote of less than 25% of our stockholders would represent a clear departure from that trend, and continuing to put such candidate up for election in subsequent years would put the Company and stockholders through the unnecessary expense and effort of responding consecutively to proxy access for a particular candidate whom stockholders did not elect or meaningfully support. Further, this provision does not prevent any such director nominee from being renominated in the third year following his or her original nomination.

The Board believes that the Company's current proxy access bylaw reflects an appropriate balance between stockholder rights and misuse of the proxy access right that is fair to both the Company and its stockholders. For the reasons noted above, the Board requests that you vote "AGAINST" the foregoing stockholder proposal, Proposal 4.

Voting Standard

The affirmative vote of a majority of stockholders present, in person or by proxy, will constitute the stockholders' non-binding approval with respect to Proposal 4.

With respect to Proposal 4, a stockholder may vote "FOR," "AGAINST," or "ABSTAIN." Abstentions and broker non-votes will not be counted as votes "FOR" or "AGAINST" Proposal 4. However, because abstentions and broker non-votes will be counted as present at the Annual Meeting, they will have the effect of votes "AGAINST" Proposal 4.

Under the rules of the NYSE, brokers are prohibited from giving proxies to vote on non-routine matters unless the beneficial owner of such shares has given voting instructions on the matter. This means that if your broker is the record holder of your shares, you must give voting instructions to your broker with respect to Proposal 4 if you want your broker to vote your shares on the matter.

⊗ **The Board recommends that you vote "AGAINST" the foregoing stockholder proposal.**

GENERAL INFORMATION REGARDING THE ANNUAL MEETING

Questions and Answers About the Annual Meeting and Voting

Why am I being asked to vote?

The Company's Board of Directors is asking you to vote with respect to proposals being presented at the Company's Annual Meeting. You may either vote in person at the Annual Meeting, via the internet, or, if you received a paper copy of the materials, by returning a proxy card or voting information form. If you want to vote in person by attending the Annual Meeting, please read "How do I attend the Annual Meeting?"

Who can vote at the Annual Meeting?

You are entitled to vote if our records show that you were a stockholder of record as of the record date, February 25, 2019 (the "Record Date"). On the Record Date, there were 105,671,395 shares of Common Stock outstanding. Each outstanding share of Common Stock is entitled to one vote.

Why did I receive a Notice and not a full set of materials?

We primarily deliver our proxy materials to stockholders over the internet by using "notice and access" delivery, rather than mailing paper copies to each stockholder. Using this method has reduced our printing and mailing costs and the impact of our Proxy Statement on the environment. If you received a Notice by mail or email, you will not receive a paper copy of the proxy materials or Annual Report unless you request one. Instead, the Notice will tell you how to access these materials over the internet. If you received a Notice and would like to request a full set of printed materials, you may do so by following the instructions provided under "How do I request a printed set of proxy materials?"

If you are a beneficial owner, the Notice has been forwarded to you by your broker or bank, who is considered, with respect to your shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank, or other holder of record as to how to vote your shares.

How do I view the Proxy Statement online?

Go to http://www.proxyvote.com and follow the instructions to view the materials.

How do I request a printed set of proxy materials?

You can easily request a paper copy of the proxy materials at no cost to you using one of the following methods:


BY INTERNET
Visit www.proxyvote.com


BY EMAIL
To sendmaterial@proxyvote.com


BY TELEPHONE
Toll-free at 1-800-579-1639

You will need to provide the 16-digit control number printed in the box marked by the arrow located on the Notice. When sending your request by email, send a blank email with the 16-digit control number in the subject line.

How can I vote my shares?



**BY INTERNET
VIA COMPUTER**

Visit www.proxyvote.com



**BY INTERNET
VIA TABLET OR
SMARTPHONE**



BY MAIL

If you received a paper copy
of the materials, complete
and return the enclosed
proxy card or voting
instruction form



IN PERSON

Vote in person at the
Annual Meeting; see
"How do I
Attend the Annual
Meeting"

You are encouraged to read all the proxy materials before voting your shares as they contain important information for making an informed voting decision.

How many shares must be present to hold the meeting?

A quorum is necessary for us to hold the Annual Meeting. A quorum is the presence, in person or by proxy, of stockholders entitled to cast a majority of the votes that all stockholders are entitled to vote. Your shares will be counted as being present for purposes of determining a quorum if you attend the Annual Meeting and vote in person or properly return proxy instructions. Abstentions (where you abstain from voting) will be counted for purposes of establishing a quorum.

Further, the Company will also count broker non-votes for the purpose of determining the presence or absence of a quorum. Broker non-votes occur when a person holding shares through a bank or brokerage account does not provide instructions as to how his or her shares should be voted and the broker does not exercise discretion to vote those shares on a particular matter.

What vote is required to approve each item?

For Proposal 1 — the Election of Directors — a director nominee will be elected if the votes "FOR" that nominee exceed the votes "AGAINST" that nominee. Abstentions and broker non-votes will have no effect on the proposal.

Proposals 2 through 4 require the affirmative "FOR" vote of a majority of shares present, in person or by proxy. With respect to Proposals 2 and 4, abstentions and broker non-votes will have the effect of a vote against the proposal. With respect to Proposal 3, abstentions will have the effect of a vote against the proposal. No broker non-votes are expected in connection with Proposal 3 since, due to its routine nature, brokers may vote in their discretion.

How do I vote as a beneficial owner?

If you hold your stock as a beneficial owner, you may vote as provided under "How can I vote my shares?" If you want to vote in person at the Annual Meeting, you must obtain a legal proxy from your broker, bank, or other nominee and bring it to the meeting, and submit it with your vote. If you do not submit voting instructions to your broker, bank, or other nominee, your broker, bank, or other nominee will not be permitted to vote your shares in their discretion on Proposal 1, 2, or 4, but may still be permitted to vote your shares in their discretion on Proposal 3.

Why did I receive more than one proxy card, voting information form, or Notice?

If you received more than one proxy card, voting information form, or Notice, you own shares in more than one account. To ensure that all of your shares are voted, please vote each account separately as set forth under "How can I vote my shares?"

If I vote by proxy, what voting options do I have?

The Board-designated proxies are Robert D. Johnson and Stacy Cozad. With respect to all proposals, you may instruct the proxies to vote "FOR" or "AGAINST" each proposal, or you may instruct the proxies to "ABSTAIN" from voting. The shares will be voted in accordance with the instructions specified on the proxy card or voting information form. If no instructions are provided, your shares will be voted as recommended by the Board of Directors: "FOR" each director nominee, "FOR" the advisory vote to approve NEO compensation, "FOR" ratification of the appointment of the independent registered public accounting firm, and "AGAINST" the stockholder proposal.

Can I change my vote?

Before the Annual Meeting, you have the power to revoke your proxy and change your vote. If you hold your shares in street name, you must follow the instructions of your broker, bank, or other nominee to revoke your proxy. If you are a holder of record and wish to revoke your proxy, you must provide instructions by internet, in writing to the Company's Corporate Secretary at Spirit AeroSystems Holdings, Inc., 3801 S. Oliver St., Wichita, KS 67210-2112, or by voting in person at the Annual Meeting.

Who counts the votes?

Votes will be received and tabulated by Broadridge, the Company's inspector of elections for the Annual Meeting.

How do I attend the Annual Meeting?

To attend the meeting, you must be a stockholder as of the Record Date. For stockholders of record who received a paper copy of the proxy materials, the top half of your proxy card is your admission ticket. For stockholders of record who received a Notice, please request an admission ticket by writing to the Corporate Secretary, Spirit AeroSystems Holdings, Inc., 3801 S. Oliver St., Wichita, KS 67210-2112 or email CorporateSecretary@spiritaero.com. Your request must be received by the close of business on April 23, 2019. At the meeting, we will request a government-issued photo identification and confirm your Common Stock ownership against our list of registered stockholders.

If you hold your shares in street name, you will need to request an admission ticket in writing as set forth above and will need to bring proof of Common Stock ownership to be admitted to the meeting. A recent brokerage statement or a letter from your bank or broker are examples of proof of ownership. If you want to vote your shares held in street name in person, you must get a legal proxy in your name from the broker, bank, or other nominee that holds your shares, and submit it with your vote.

Please note that the use of cameras at the Annual Meeting is prohibited, and cameras will not be allowed into the meeting or any other related areas, except by credentialed media. We realize that many cellular phones and other wireless mobile devices have built-in digital cameras, and while these devices may be brought into the venue, the camera function may not be used at any time.

What is householding?

SEC rules permit us to deliver a single copy of proxy materials to stockholders residing at the same address unless the stockholders have notified us to deliver multiple copies. This allows us to eliminate multiple unnecessary mailings. If this situation applies to you and you want to receive more than one set of proxy materials, please let us know by following the applicable instructions below:

- Registered stockholders who wish to receive a separate set of proxy materials in the future should contact Broadridge Financial Solutions, Inc. by calling 1-866-540-7095 or writing to Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717, Attention: Householding Department.
- Beneficial shareholders who wish to receive a separate set of proxy materials in the future should contact their broker, bank, or other holder of record.

Who is paying for this proxy solicitation?

The Company is soliciting the proxies accompanying this Proxy Statement. Proxies may be solicited by officers, directors, and regular supervisory and executive employees of Spirit, none of whom will receive any additional compensation for their services. We have retained D.F. King & Co., Inc. to assist in the solicitation of proxies for a fee of $15,000 plus reimbursement of out-of-pocket expenses.

The Company will pay persons holding shares of Common Stock in their names or in the names of nominees, but not owning such shares beneficially, such as brokerage houses, banks, and other fiduciaries, for the expense of forwarding solicitation materials to their principals. All the costs of solicitation of proxies will be paid by the Company.

What happens if an incumbent director nominee is not elected at the Annual Meeting?

If an incumbent director nominee is not elected and no one is elected in his or her place, then, under Delaware General Corporation Law, the director would continue to serve as a "hold-over director." Under our bylaws, the director is required to tender his resignation to the Board. Upon receipt of the resignation, the Governance Committee will make a recommendation to the Board as to whether to accept or reject the resignation. In considering the tendered resignation, the Board will consider the Governance Committee's recommendation as well as any other factors it deems relevant, which may include:

- The qualifications of the director whose resignation has been tendered;
- The director's past and expected future contributions to the Company;
- The overall composition of the Board and its committees;
- Whether accepting the tendered resignation would cause the Company to fail to meet any applicable rule or regulation (including the NYSE listing standards and federal securities laws); and
- The percentage of outstanding shares represented by the votes cast at the Annual Meeting.

The Board will act on a tendered resignation within 90 days following certification of the stockholder vote for the Annual Meeting, and will promptly disclose its decision and rationale as to whether to accept the resignation (or the reasons for rejecting the resignation, if applicable) in a press release, in a filing with the SEC, or by other public announcement, which may include a posting on the Company's website.

If a director's resignation is accepted by the Board, or if a nominee for director who is not an incumbent director is not elected, the Board may fill the resulting vacancy or may decrease the size of the Board pursuant to the Company's bylaws.

Where can I find the voting results after the Annual Meeting?

Prior to the conclusion of the Annual Meeting, we will announce preliminary voting results at the Annual Meeting. Final voting results will be disclosed in a Current Report on Form 8-K filed with the SEC within four business days following the Annual Meeting.

Stockholder Proposals and Director Nominations for the 2020 Annual Meeting

Proposals of stockholders intended to be included in the Company's proxy statement for presentation at the Company's 2020 annual meeting of stockholders must be received by the Company at its offices no later than November 12, 2019 (120 days preceding the one-year anniversary of the Mailing Date) and must otherwise comply with SEC rules in order to be eligible for inclusion in the proxy statement for the 2020 annual meeting of stockholders.

In addition, pursuant to the Company's bylaws, a stockholder desiring to propose any matter for consideration at the 2020 annual meeting of stockholders, other than through inclusion in the Company's proxy materials, must notify the Company's Corporate Secretary at the Company's offices on or before December 26, 2019 (120 days prior to the one-year anniversary of the immediately preceding annual meeting).

Pursuant to our bylaws, a stockholder may nominate an individual for election as a director at the 2020 annual meeting of stockholders by providing notice to the Company's Corporate Secretary at the address set forth below by December 26, 2019 (120 days preceding the one-year anniversary of the immediately preceding annual meeting) (the "Nominee Deadline"). Further, pursuant to the Company's proxy access right, a stockholder may elect to have their nominee included in the Company's proxy statement if the stockholder provides notice to the Company's Corporate Secretary at the address set forth below by the Nominee Deadline and expressly elects to have such nominee included in the Company's proxy materials pursuant to Section 1.13 of the Company's bylaws. Any notice of a nomination must be made in compliance with the procedures required by the Company's bylaws.

Stockholder recommendations and nominations for candidates to the Board as described above should be sent to the Company's Corporate Secretary at 3801 S. Oliver St., Wichita, KS 67210-2112.

Annual Report

The Company's 2018 Annual Report on Form 10-K is available at <u>http://www.spiritaero.com</u>. The Company will provide to any stockholder, without charge, a paper copy of the 2018 Annual Report on Form 10-K upon written request to Spirit AeroSystems Holdings, Inc., Corporate Secretary, 3801 S. Oliver St., Wichita, KS 67210-2112.

By order of the Board of Directors.
Sincerely,

Stacy Cozad

Stacy Cozad
Senior Vice President, General Counsel, Chief Compliance Officer, and Corporate Secretary
Spirit AeroSystems Holdings, Inc.

March 11, 2019

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement includes "forward-looking statements." Forward-looking statements generally can be identified by the use of forward-looking terminology such as "aim," "anticipate," "believe," "could," "continue," "estimate," "expect," "forecast," "goal," "intend," "may," "might," "objective," "plan," "predict," "project," "should," "target," "will," "would," and other similar words or phrases, or the negative thereof, unless the context requires otherwise. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties, both known and unknown, including, but not limited to, those described in the "Risk Factors" section of our Annual Report on Form 10-K. Our actual results may vary materially from those anticipated in forward-looking statements. We caution investors not to place undue reliance on any forward-looking statements. Important factors that could cause actual results to differ materially from those reflected in such forward-looking statements and that should be considered in evaluating our outlook include, but are not limited to, the following:

- our ability to continue to grow our business and execute our growth strategy, including the timing, execution, and profitability of new and maturing programs;

- our ability to perform our obligations under our new and maturing commercial, business aircraft, and military development programs, and the related recurring production, including our ability to meet contractually required production rate increases;

- our ability to accurately estimate and manage performance, cost, and revenue under our contracts, including our ability to achieve certain cost reductions with respect to the B787 program and other programs;

- margin pressures and the potential for additional forward losses on new and maturing programs;

- our ability and our suppliers' ability to accommodate, and the cost of accommodating, announced increases in the build rates of certain aircraft and expanding model mixes;

- the effect on aircraft demand and build rates of changing customer preferences for business aircraft, including the effect of global economic conditions on the business aircraft market and expanding conflicts or political unrest;

- customer cancellations or deferrals as a result of global economic uncertainty or otherwise;

- the effect of economic conditions in the industries and markets in which we operate in the U.S. and globally and any changes therein, including fluctuations in foreign currency exchange rates;

- the success and timely execution of key milestones such as the receipt of necessary regulatory approvals, including our ability to obtain in a timely fashion any required regulatory or other third party approvals for the consummation of our announced acquisition of Asco, and customer adherence to their announced schedules;

- our ability to successfully negotiate, or re-negotiate, future pricing under our supply agreements with Boeing and our other customers;

- our ability to enter into profitable supply arrangements with additional customers;

- the ability of all parties to satisfy their performance requirements, including our ability to timely deliver quality products, under existing supply contracts with our two major customers, Boeing and Airbus, and other customers, and the risk of non-payment by such customers;

- any adverse impact on Boeing's and Airbus' production of aircraft resulting from cancellations, deferrals, or reduced orders by their customers or from labor disputes, domestic or international hostilities, or acts of terrorism;

- any adverse impact on the demand for air travel or our operations from the outbreak of diseases or epidemic or pandemic outbreaks;

- our ability to avoid or recover from cyber-based or other security attacks, information technology failures, or other disruptions;

- returns on pension plan assets and the impact of future discount rate changes on pension obligations;

- our ability to borrow additional funds or refinance debt, including our ability to obtain the debt to finance the purchase price for our announced acquisition of Asco on favorable terms or at all;

- competition from or in-sourcing by commercial aerospace original equipment manufacturers and competition from other aerostructures suppliers;

- the effect of governmental laws, such as U.S. export control laws and U.S. and foreign anti-bribery laws such as the Foreign Corrupt Practices Act and the United Kingdom Bribery Act, and environmental laws and agency regulations, both in the U.S. and abroad;

- the effect of changes in tax law, such as the effect of The Tax Cuts and Jobs Act that was enacted on December 22, 2017, and changes to the interpretations of or guidance related thereto, and the Company's ability to accurately calculate and estimate the effect of such changes;

- any reduction in our credit ratings;

- our dependence on our suppliers, as well as the cost and availability of raw materials and purchased components;

- our ability to recruit and retain a critical mass of highly skilled employees and our relationships with the unions representing many of our employees, including our ability to avoid labor disputes and work stoppages with respect to our union employees;

- spending by the U.S. and other governments on defense;

- the possibility that our cash flows and our credit facility may not be adequate for our additional capital needs or for payment of interest on and principal of our indebtedness;

- our exposure under our revolving credit facility to higher interest payments should interest rates increase substantially;

- the effectiveness of any interest rate hedging programs;

- the effectiveness of our internal control over financial reporting;

- the outcome or impact of ongoing or future litigation, claims, and regulatory actions;

- our exposure to potential product liability and warranty claims;

- our ability to effectively assess, manage, and integrate acquisitions that we pursue, including our ability to successfully integrate the Asco business and generate synergies and other cost savings;

- the consummation of our announced acquisition of Asco while avoiding any unexpected costs, charges, expenses, and adverse changes to business relationships and other business disruptions for ourselves and Asco as a result of the acquisition;

- our ability to continue selling certain receivables through our supplier financing program;

- the risks of doing business internationally, including fluctuations in foreign currency exchange rates, impositions of tariffs or embargoes, trade restrictions, compliance with foreign laws, and domestic and foreign government policies; and

- prolonged periods of inflation where we do not have adequate inflation protection in our customer contracts, among other things.

These factors are not exhaustive and it is not possible for us to predict all factors that could cause actual results to differ materially from those reflected in our forward-looking statements. These factors speak only as of the date hereof, and new factors may emerge or changes to the foregoing factors may occur that could impact our business. As with any projection or forecast, these statements are inherently susceptible to uncertainty and changes in circumstances. Except to the extent required by law, we undertake no obligation to, and expressly disclaim any obligation to, publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should review carefully the sections captioned "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for a more complete discussion of these and other factors that may affect our business.

APPENDIX A

Non-GAAP Financial Measures

Overview

In addition to reporting our financial information in our Annual Report on Form 10-K using U.S. Generally Accepted Accounting Principles ("GAAP"), certain non-GAAP measures (which are indicated generally by * in this Proxy Statement) are used with respect to our ACI and long-term incentives. Such non-GAAP measures include (i) free cash flow ("Free Cash Flow"), (ii) adjusted free cash flow ("Adjusted FCF"), (iii) adjusted earnings before interest and taxes ("Adjusted EBIT"), and (iv) free cash flow as a percentage of revenue ("FCF Percentage"), which are described further below. The Company does not intend for the information to be considered in isolation or as a substitute for the related GAAP measures. Other companies may define and calculate the measures differently than we do, limiting the usefulness of the measures for comparison with other companies.

Cash Flow Measures and Reconciliation: Free Cash Flow and Adjusted FCF

Free Cash Flow

Free Cash Flow is defined as GAAP cash from operating activities, less capital expenditures for property, plant, and equipment. Management believes Free Cash Flow provides investors with an important perspective on the cash available for stockholders, debt repayment, and acquisitions after making the capital investments required to support ongoing business operations and long-term value creation. Free Cash Flow does not represent the residual cash flow available for discretionary expenditures as it excludes certain mandatory expenditures. Management uses Free Cash Flow as a measure to assess both business performance and overall liquidity.

Free Cash Flow Percentage

FCF Percentage is the Company's Free Cash Flow (as defined under "Free Cash Flow" above) as a percentage of revenue over a three-year performance period (cumulative Free Cash Flow over the performance period divided by cumulative GAAP revenue over the performance period). This metric is used to align long-term incentives with a key valuation driver of our business, which is Free Cash Flow. Since the Company does not provide multi-year Free Cash Flow guidance, a percentage of sales is used to drive sustained cash flow performance consistent with our established long-term goal of 7-9% of revenue. We use Free Cash Flow to calculate FCF Percentage under the FCF Percentage long-term incentive.

Adjusted FCF

Management considers certain items that arise from time to time to be outside the ordinary course of our operations. Management believes that excluding these items provides a better understanding of the underlying trends in the Company's operating performance and allows more accurate comparisons of the Company's operating results to historical performance. Accordingly, Adjusted FCF is defined as Free Cash Flow less these special items. The most comparable GAAP measure is cash provided by operating activities. The tables below provide reconciliations between the GAAP and non-GAAP measures.

Reconciliation

The table below presents a reconciliation of Free Cash Flow and Adjusted FCF to cash from operating activities for each of the periods presented, and also demonstrates a reconciliation of FCF Percentage.

($ in millions)	Fiscal Year Ended December 31,			As a Percentage of Revenue		
	2018	2017	2016	2018	2017	2016
Cash from Operating Activities	770	574	717	11%	8%	11%
Capital Expenditures	(271)	(273)	(254)	4%	4%	4%
Free Cash Flow (Used for FCF Percentage)	499	301	463	7%	4%	7%
Cash (Received)/Returned under 787 Interim Pricing Agreement		236	(43)			
Costs Related to Asco Acquisition	66					
Adjusted FCF	565	537	420			

Adjusted EBIT and Reconciliation

As presented in this Proxy Statement, Adjusted EBIT is defined as earnings before interest and taxes as adjusted to exclude certain non-operating and/or non-recurring items that the Company believes are not reflective of operating performance. The table below presents a reconciliation of Adjusted EBIT to net income (loss) for each of the periods presented.

($ in millions)	Fiscal Year Ended December 31,		
	2018	2017	2016
Net Income	**617.0**	**354.9**	**469.7**
Interest Expense and Financing Fee Amortization	80.0	41.7	53.7
Income Tax Provision	139.8	180.0	192.1
Equity in Net (Income) Loss of Non-Wholly Owned Affiliates	(0.6)	(0.3)	(1.3)
Interest Income	(8.0)	(6.4)	
EBIT	**828.2**	**569.9**	**714.2**
Impact From Severe Weather Event			12.1
Other[1]	51.7	346.0	176.3
Adjusted EBIT	**879.9**	**915.9**	**902.6**

(1) Includes adjustments to reflect expenses related to the Asco acquisition and related debt financing, customer settlements, amounts paid to our former CEO upon his retirement, and other non-recurring items.

Spirit AeroSystems designs and builds aerostructures for commercial and defense customers. With headquarters in Wichita, Kansas, Spirit operates sites in the U.S., U.K., France and Malaysia. The company's core products include fuselages, pylons, nacelles and wing components for the world's premier aircraft.

Spirit AeroSystems focuses on innovative composite and aluminum manufacturing solutions to support customers around the globe. More information is available at **spiritaero.com.**

Spirit AeroSystems Holdings, Inc. • 3801 South Oliver • Wichita, Kansas 67210





WHERE**FLIGHT**BEGINS™